08005427

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

082-34642

10 October 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.20549
U.S.A.

SUPPL

SEC Mail
Mail Processing
Section

OCT 14 2008

Washington, DC
108

Dear Sirs,

Re: Beijing Enterprises Holdings Limited –
Information Furnished Pursuant to
Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File [redacted])

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of the following documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

	Date	Nature of Documents
1.	18 September 2008	**Announcement** – Repurchase of shares
2.	17 September 2008	**Interim Report** for the 6 months ended 30 June 2008
3.	17 September 2008	**Announcement** – Interim Results for the 6 months ended 30 June 2008

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852)2105 6330.

PROCESSED
OCT 22 2008
THOMSON REUTERS

Very truly yours,

Thomas Tsang

10/17

FK job\companies\BEHL\08OfkL01(US_SEC)

香港 香港灣仔港灣道18號中環廣場43樓4301室 電話: (852) 2915 2898 傳真: (852) 2857 5084 網址: www.behl.com.hk
Hong Kong Room 4301, 43/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084 Website: www.behl.com.hk
北京 中國北京市朝陽區東三環北路38號北京國際中心4號樓16層 郵編: 100026 電話: (8610) 8587 9099 傳真: (8610) 8587 9100
Beijing 16/F Tower 4, Beijing International Center, No.38 Dong San Huan Bei Road, Chaoyang District, Beijing, 100026 P.R. China. Tel: (8610) 8587 9099 Fax: (8610) 8587 9100

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

18 September 2008

Dear Sir,

Name of Company: Beijing Enterprises Holdings Limited

Description of Securities: Ordinary Shares of par value HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
18 September 2008	100,000	the Exchange	22.50	22.00	2,238,005.70
Total	100,000				2,238,005.70

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — (a) 1,856,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{1{,}856{,}000 \times 100}{1{,}138{,}903{,}000} \right)$$

(b) 0.163%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 2 June 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Tam Chun Fai
Executive Director
for and on behalf of
Beijing Enterprises Holdings Limited

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock code: 392)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2008

HIGHLIGHTS

- Revenue for the first half of 2008 amounted to approximately HK$9.47 billion, representing an increase of 157.9% over the corresponding period of last year.
- Profit attributable to shareholders of the Company for the first half of 2008 amounted to HK$1.27 billion, representing an increase of 93.7% over the corresponding period of last year.
- Basic earnings per share amounted to HK$1.12.
- An interim cash dividend of HK20 cents per share is declared for the six months ended 30 June 2008.

UNAUDITED INTERIM RESULTS AND INTERIM DIVIDEND

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 and the unaudited condensed consolidated balance sheet of the Group as at 30 June 2008 with the restated comparative figures in 2007. The consolidated revenue of the Group was HK$9.47 billion for the first half of 2008, increased by 157.9% comparing to corresponding period of last year. Profit attributable to the shareholders of the Company was HK$1.27 billion, jumped 93.7% compared to 2007 and again a record high since the listing of the Company in 1997.

Net profit after taxation contributed by each business segment attributable to shareholders of the Company during the period was as follows:

	Net profit After Taxation *HK$'000*	Proportion %
Natural Gas	**847,182**	66.5
Toll Roads	**126,564**	10.0
Consumer Products	**123,492**	9.7
Water concession	**94,530**	7.4
Others	**81,610**	6.4

The Board has resolved to declare an interim cash dividend for the six months ended 30 June 2008 of HK20 cents per share (2007: interim and special dividends of HK10 cents each per share), which will be payable on or about 28 October 2008 to shareholders whose names appear on the Register of Members of the Company on 8 October 2008.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2008

	Notes	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
REVENUE	3	**9,472,185**	3,673,237
Cost of sales		**(7,183,059)**	(2,434,625)
Gross profit		**2,289,126**	1,238,612
Other income and gains, net	4	**500,295**	482,000
Selling and distribution costs		**(557,202)**	(393,957)
Administrative expenses		**(586,884)**	(325,869)
Other operating expenses, net		**(96,274)**	(33,770)
PROFIT FROM OPERATING ACTIVITIES	5	**1,549,061**	967,016
Finance costs	6	**(183,324)**	(64,221)
Share of profits and losses of:			
Jointly-controlled entities		**441,741**	–
Associates		**(6,132)**	66,491
PROFIT BEFORE TAX		**1,801,346**	969,286
TAX	7	**(281,911)**	(106,228)
PROFIT FOR THE PERIOD		**1,519,435**	863,058

	Notes	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
ATTRIBUTABLE TO:			
Shareholders of the Company		**1,273,378**	657,433
Minority interests		**246,057**	205,625
		1,519,435	863,058
DIVIDENDS			
Interim	*8*	**227,600**	103,839
Special		**–**	103,839
		227,600	207,678
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*9*		
Basic		**HK$1.12**	HK$1.05
Diluted		**HK$1.12**	HK$1.04

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2008

	Notes	**30 June 2008 Unaudited** *HK$'000*	31 December 2007 Unaudited *HK$'000* (Restated)
ASSETS			
Non-current assets:			
Property, plant and equipment		**17,339,623**	15,811,579
Investment properties		**122,463**	334,262
Prepaid land premiums		**1,050,344**	837,507
Goodwill		**6,888,105**	6,898,734
Other intangible assets		**1,441,554**	1,453,219
Interests in jointly-controlled entities		**3,552,776**	3,302,725
Interests in associates		**879,737**	881,268
Prepayments, deposits and other receivables		**1,719,426**	1,793,565
Available-for-sale investments		**308,194**	290,424
Deferred tax assets		**445,301**	391,168
Total non-current assets		**33,747,523**	31,994,451
Current assets:			
Prepaid land premiums		**22,894**	18,832
Inventories		**2,841,524**	2,342,259
Amounts due from customers for contract work		**439**	178
Trade and bills receivables	*10*	**976,021**	817,323
Prepayments, deposits and other receivables		**1,758,712**	1,583,590
Financial assets at fair value through profit or loss		**48,582**	39,250
Taxes recoverable		**17,052**	35,196
Restricted cash and pledged deposits		**61,940**	131,800
Cash and cash equivalents		**7,824,555**	8,072,484
Total current assets		**13,551,719**	13,040,912
TOTAL ASSETS		**47,299,242**	45,035,363

	Notes	**30 June 2008 Unaudited** ***HK$'000***	31 December 2007 Unaudited *HK$'000* (Restated)
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	*11*	**113,800**	113,894
Reserves		**28,475,101**	26,338,628
Proposed dividends		**227,600**	455,576
		28,816,501	26,908,098
Minority interests		**5,064,906**	4,675,736
TOTAL EQUITY		**33,881,407**	31,583,834
Non-current liabilities:			
Bank and other borrowings		**3,164,986**	3,282,325
Convertible bonds		**162,878**	–
Defined benefits plans		**248,781**	223,772
Other long term liabilities		**138,820**	136,690
Deferred tax liabilities		**190,094**	175,518
Total non-current liabilities		**3,905,559**	3,818,305
Current liabilities:			
Trade and bills payables	*12*	**1,422,517**	1,737,563
Amounts due to customers for contract work		**37,338**	20,468
Other payables and accruals		**4,330,801**	4,375,808
Taxes payable		**599,776**	858,110
Bank and other borrowings		**3,121,844**	2,641,275
Total current liabilities		**9,512,276**	9,633,224
TOTAL LIABILITIES		**13,417,835**	13,451,529
TOTAL EQUITY AND LIABILITIES		**47,299,242**	45,035,363

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

1. Basis of preparation

The unaudited condensed interim consolidated financial statements for the six months ended 30 June 2008 are prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2007 except for the changes in accounting policies made thereafter in adopting the new and revised Hong Kong Financial Reporting Standard ("HKFRS") issued by the HKICPA which became effective for the Company's financial year ending 31 December 2008. Details of the change in the accounting policies are set out in note 2.

2. Effect of changes in accounting policies

The following sets out further information on the change in the accounting policies for the annual accounting period beginning on 1 January 2008 which have been reflected in the condensed interim consolidated financial statement HK(IFRIC)-Int 12 *Service Concession Arrangements* is relevant to the condensed interim consolidated financial statements and all relevant changes in accounting policies have been made in accordance with the provisions of the standard.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. So far, the Group has concluded that the adoption of HK(IFRIC)-Int 12 has resulted in changes in accounting policies for the Group's expressway and related structures and three operating concessions of the Group in respect of certain of the Group's operations under public-to-private service concession arrangements.

The above changes have been adopted retrospectively from the earliest period presented and comparative amounts have been restated and the effect on the condensed interim consolidated financial statements is summarised as follows:

	Effect of adopting HK(IFRIC)-Int 12 Service Concession Arrangements Increase/(decrease) (Unaudited) *HK$'000*
(a) Effect on the condensed consolidated balance sheet	
At 1 January 2008	
Assets	
Property, plant and equipment	(1,249,378)
Other intangible assets	7,978
Prepayments, deposits and other receivables	1,816,544
Deferred tax assets	84,354
Trade and bills receivables	(303,116)
	356,382
Equity and liabilities	
Reserves	160,619
Minority interests	(13,721)
Deferred tax liabilities	126,164
Other payables and accruals	83,320
	356,382
At 30 June 2008	
Assets	
Property, plant and equipment	(1,331,056)
Other intangible assets	26,060
Prepayments, deposits and other receivables	1,739,984
Deferred tax assets	94,013
Trade and bills receivables	(162,027)
	366,974
Equity and liabilities	
Reserves	174,796
Minority interests	(14,995)
Deferred tax liabilities	138,173
Other payables and accruals	69,000
	366,974

(b) Effect on condensed consolidated income statement

Six months ended 30 June 2007

Revenue	(266,754)
Cost of sales	166,008
Other income and gains, net	110,824
Finance costs	(4,228)
Tax	13,967
Minority interests	(72)
	19,745

Six months ended 30 June 2008

Revenue	(228,343)
Cost of sales	111,438
Other income and gains, net	121,260
Finance costs	(217)
Tax	89
Minority interests	462
	4,689

3. Segment information

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business segments.

For the six months ended 30 June 2008

	Piped gas operation Unaudited *HK$'000*	Brewery operation Unaudited *HK$'000*	Expressway and toll road operations Unaudited *HK$'000*	Corporate and others Unaudited *HK$'000*	Consolidated Unaudited *HK$'000*
Segment revenue:					
Sales to external customers	5,077,756	4,123,912	267,793	2,724	9,472,185
Other income and gains, net	37,053	132,180	7,114	19,993	196,340
Total	5,114,809	4,256,092	274,907	22,717	9,668,525
Segment results	583,828	514,958	161,760	(15,440)	1,245,106
Unallocated income and gains, net					303,955
Profit from operating activities					1,549,061
Finance costs					(183,324)
Share of profits and losses of:					
Jointy-controlled entities	441,741	–	–	–	441,741
Associates	–	(794)	661	(5,999)	(6,132)
Profit before tax					1,801,346
Tax					(281,911)
Profit for the period					1,519,435

For the six months ended 30 June 2007

	Piped gas operation Unaudited *HK$'000*	Brewery operation Unaudited *HK$'000*	Expressway and toll road operations Unaudited *HK$'000* (Restated)	Corporate and others Unaudited *HK$'000* (Restated)	Consolidated Unaudited *HK$'000* (Restated)
Segment revenue:					
Sales to external customers	–	3,308,576	288,810	75,851	3,673,237
Other income and gains, net	–	42,723	4,398	58,464	105,585
Total	–	3,351,299	293,208	134,315	3,778,822
Segment results	–	371,983	218,842	(224)	590,601
Unallocated income and gains, net					376,415
Profit from operating activities					967,016
Finance costs					(64,221)
Share of profits and losses of:					
Associates	–	(350)	–	66,841	66,491
Profit before tax					969,286
Tax					(106,228)
Profit for the period					863,058

4. Other income and gains, net

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Other income		
Bank interest income	**60,803**	21,765
Imputed interest income	**127,405**	113,325
Investment income	**4,476**	–
Corporate income tax and value-added tax refund	**–**	7,915
Others	**214,040**	229,978
	406,724	372,983
Gains, net		
Gain on disposal of interests in subsidiaries	**65,304**	–
Gain on deemed disposal of interests in an associate	**2,581**	61,368
Gain on disposal of available-for-sale investments	**8,690**	–
Others	**16,996**	47,649
	93,571	109,017
	500,295	482,000

5. Profit from operating activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Depreciation	**615,591**	272,394
Amortisation of intangible assets	**42,674**	39,540
Reversal of impairment of property, plant and equipment	**–**	(28,657)
Reversal of impairment of other receivables	**–**	(44,510)

6. Finance costs

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Interest on bank loans and other loans wholly repayable within five years	**170,971**	50,778
Imputed interest on convertible bonds	**3,483**	–
Interest on other loans	**8,870**	13,443
	183,324	64,221

7. Tax

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Current – the People's Republic of China (the "PRC")		
Hong Kong	**160**	–
Mainland China	**265,126**	105,252
Deferred	**16,625**	976
Total tax charge for the period	**281,911**	106,228

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong during the period. No provision for Hong Kong profits tax had been made during the 6 months ended 30 June 2007 as the Group did not generate any assessable profits arising in Hong Kong during that period. The income tax provision in respect of operations in Mainland China is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations in Mainland China, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

8. Dividend

On 17 September 2008 the Board declared an interim cash dividend of HK20 cents per share (2007: interim and special dividends of HK10 cents each per share), totalling HK$227,600,000 (2007: HK$207,678,000).

9. Earnings per share attributable to shareholders of the Company

The calculation of basic earnings per share amounts for the period is based on the unaudited profit attributable to shareholders of the Company for the period, and the weighted average number of 1,138,919,385 (2007: 627,971,602) ordinary shares in issue during the period.

There was no dilutive event in respect of earnings per share amounts for the periods ended 30 June 2008 and 2007.

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation	**1,138,919,385**	627,971,602
Effect of dilution of share options – weighted average number of ordinary shares	**614,114**	1,995,287
Weighted average number of ordinary shares used in the diluted earnings per share calculation	**1,139,533,499**	629,966,889

10. Trade and bills receivables

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables. The carrying amounts of the trade and bills receivables approximate to their far values.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	30 June 2008	31 December 2007
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Within one year	**853,466**	732,923
One to two years	**87,051**	34,907
Two to three years	**17,035**	17,612
Over three years	**18,469**	31,881
	976,021	817,323

11. Share capital

	30 June 2008	31 December 2007
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Authorised:		
2,000,000,000 ordinary shares of HK$0.1 each	**200,000**	200,000
Issued and fully paid:		
1,138,004,000 (2007: 1,138,940,000) ordinary shares of HK$0.1 each	**113,800**	113,894

During the period, the Company purchased certain of its shares on Stock Exchange and these shares were subsequently cancelled by the Company.

12. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2008 Unaudited *HK$'000*	31 December 2007 Unaudited *HK$'000*
Within one year	**1,005,428**	1,334.249
One to two years	**403,154**	392,436
Two to three years	**5,102**	3,947
Over three years	**8,833**	6,931
	1,422,517	1,737,563

13. Event after the balance sheet date

Acquisition of Gainstar Limited

On 3 June 2008, Beijing Enterprises Water Group Limited ("BE Water Group", an indirectly owned subsidiary of the Company), Good Strategy Group Limited (the "Purchaser", an indirect wholly-owned subsidiary of BE Water Group), Besto Holdings Limited (the "Besto"), Tenson Investment Limited (the "Tenson") and Newton Finance Holdings Limited (the "Newton"), (collectively, the "Vendors") and the Warrantors (including the Besto, the Tenson, the Newton, Terisa Yutinnie Liang, Hu Xiaoyong, Zhou Min, Hou Feng and Ngai Hiu Tung) entered into an acquisition agreement (the "Acquisition Agreement"). Pursuant to the Acquisition Agreement: (a) the Vendors agreed to sell and the Purchaser agreed to purchase the entire issued share capital (the "Gainstar Sale Shares") of the Gainstar Limited (the "Gainstar") at a consideration of HK$975,557,782 (the "Gainstar Consideration"); and (b) the Tenson agreed to use its best endeavours to procure the sale to the Purchaser, and the Purchaser agreed to procure Gainstar to purchase the entire issued share capital (the "Monico Sale Shares") of Monico Investments Limited (the "Monico") at a consideration of HK$395,107,218 (the "Monico Consideration").

The Gainstar Consideration will be satisfied at the completion of the sale and purchase of the Gainstar Sale Shares (the "First Completion") by: (i) the allotment and issue of 559,787,908 new shares at HK$0.69 per share, credited as fully paid, by BE Water Group to the Vendors or their respective nominees; and (ii) the issue of convertible bonds in the principal amounts of HK$589,304,125 (the "Gainstar Convertible Bonds") by BE Water Group to the Vendors or their respective nominees. The Monico Consideration will be satisfied at the completion of the sale and purchase of the Monico Sale Shares (the "Second Completion") by: (i) the allotment and issue of 226,683,106 new shares at HK$0.69 per share, credited as fully paid, by BE Water Group to the Tenson or its nominees; and (ii) the issue of convertible bonds in the principal amounts of HK$238,695,875 (the "Monico Convertible Bonds") by BE Water Group to the Tenson or its nominees. The Gainstar Convertible Bonds and the Monico Convertible Bonds are convertible into shares of BE Water Group at a conversion price of HK$0.69 per share and will be matured on the date falling on the fifth anniversary of the date of issue by BE Water Group. Further details of this transaction are set out in BE Water Group's circular dated 30 June 2008.

As at 30 June 2008, the Gainstar held all the issued share capital of China Field Development Limited ("China Field"), which in turn held a 62.94% equity interest in 中科成環保集團有限公司 (Z.K.C Environmental Group Co., Ltd.), (the "ZKC", a Sino-foreign joint venture established in the PRC). As at 30 June 2008, the Monico held approximately 25.49% equity interest in the ZKC. The Gainstar and the Monico are investment holding companies. As at 30 June 2008, the Gainstar held all the issued share capital of the Monico, which in turn directly held an approximately 25.49% equity interest in the ZKC. The Gainstar therefore, indirectly holds approximately 88.43% equity interests in the ZKC. The ZKC, through its subsidiaries, is principally engaged in waste water treatment in China. Accordingly, the Gainstar, the Monico and the ZKC and its subsidiaries (collectively, the "Gainstar Group") will become subsidiaries of BE Water Group and their results will be consolidated into the Group's financial statements.

The abovementioned transactions were approved by the shareholders of BE Water Group in a special general meeting held on 15 July 2008. Subsequently, the First Completion took place on 24 July 2008 and the Gainstar became a wholly-owned subsidiary of BE Water Group. As at the date of this announcement, the Second Completion has not yet taken place. The Group is in the progress of making an assessment of the amounts for each class of Gainstar Group's assets, liabilities and contingent liabilities to be recognised at the acquisition date, their respective carrying amounts immediately before the acquisition and whether a goodwill or an excess over the cost of business combination was resulted from the acquisition. However, the Group is not yet in a position to disclose any of the above information in these financial statements.

14. Comparative amounts

As further explained in note 2, due to the adoption of HK(IFRIC)-Int 12 during the current period, the accounting treatment and the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year adjustments have been made and certain comparative amounts have been restated. In addition, certain comparative amounts have been restated to conform to the current period presentation.

15. Other financial information

The net current assets and total assets less current liabilities of the Group as at 30 June 2008 amounted to HK$4,039,443,000 (2007: HK$3,407,688,000) and HK$37,786,966,000 (2007: HK$35,402,139,000), respectively.

MANAGEMENT DISCUSSION AND ANALYSIS SCOPE OF CONSOLIDATION

The results and financial position of toll roads and water concession have been presented in accordance with HK(IFRIC)-Int12. Accordingly, the comparative figures in 2007 have been restated in accordance with the requirements of the relevant accounting standards. For details, please refer to "Notes To Condensed Interim Consolidated Financial Statements – 2. Effect of Changes in Accounting Policies".

BUSINESS REVIEW

I. Infrastructure and Utilities

Natural Gas business

The natural gas distribution business in Beijing recorded a revenue of HK$5.08 billion and net profit attributable to the Group of HK$405 million in the first half of 2008. Gas sales volume was approximately 2.49 billion cubic meters against estimated 2 billion cubic meters in corresponding period of last year. The results of Beijing Gas Group Company Limited ("Beijing Gas") was consolidated since 1 July 2007 and therefore no publicised comparative figures are available for corresponding period of last year. The pipeline system with a total length of approximately 7,800 kilometers in Beijing city is capable of supplying daily maximum volume of 40 million cubic meters of natural gas to approximately 3.5 million of subscribers during the winter season.

The transmission volume of Huayou Company Limited ("Huayou"), a jointly-controlled entity of Beijing Gas, for the first half of 2008 was approximately 5.85 billion cubic meters compared against an estimated volume of 3.93 billion in the corresponding period of last year. Beijing Gas shared a net profit after taxation of HK$442 million, based on the 40% equity stake in Huayou, in the first half of 2008.

	For the six months ended 30 June 2008	
	Sales Volume *million cubic meter*	**Ratio**
Residential	350	14.1%
Commercial and Industrial users	306	12.3%
Heating	1,450	58.3%
Cooling	23	0.9%
Electricity Supply	251	10.1%
Others	106	4.3%
Total	2,487	100.0%


Heating
Commercial
and
Industrial users
Cooling
Residential
Others
Electricity
Supply

Toll Roads

The traffic volume going through the Tianzhu toll gate of Capital Airport Expressway declined by 13.1% to 23.15 million vehicles in the first half of 2008 mainly due to diversion of traffic to the South Extension Line connecting to the Terminal three of Beijing Capital International Airport. South Extension Line and its toll gate are operated by Beijing Highway Development Company Limited which is a 4% minority shareholder of the Capital Airport Expressway.

The revenue of Capital Airport Expressway decreased by 9.5% accordingly to HK$225 million in the first half of 2008. Attributable profit to the Group also declined by 12.7% to approximately HK$120 million comparing to corresponding period in last year.

The traffic volume of Shenzhen Shiguan Road edged down by 1.5% to 4.66 million vehicles in the first half of the year. The attributable profit to the Group was HK$6.43 million for the six months ended 30 June 2008, 16.9% lower than corresponding period in last year.

Water Business

The attributable profit of Beijing No.9 water treatment concession to the Group in the first half of 2008 was approximately HK$94 million, 3.6% higher than the restated comparative figure of last year.

The newly acquired Beijing Enterprises Water Group Limited ("BE Water Group") (stock code: 371) recorded moderate results of attributable profit of HK$2.3 million to the Group since the acquisition completed in March 2008. The Group is now operating more than approximately 1.5 million metric tons of daily water purification and sewage processing capacity in mainland China. We expect to continue investments in quality water projects through Beijing Enterprises Water Group Limited in the future.

II. Consumer Products

Beer operations

The overall sales volume of beer products sold under the brandname of Yanjing and associated brands increased by approximately 6.2% to 2.06 million thousand litres. Revenue increased by 24.9% to HK$4.12 billion, mainly due to upward revision of product prices and continuous appreciation of Renminbi exchange rate. Profit attributable to the Group increased by 39.6% to approximately HK$123 million mainly due to higher growth in premium products, effective costs control measure, appreciation of the Renminbi exchange rate and receipts of certain government grants.

FINANCIAL REVIEW

I. Analysis of Financial Results

Revenue

The revenue of the Group in 2008 was approximately HK$9.47 billion, jumped 157.9% compared with the restated HK$3.67 billion in 2007. This was mainly driven by the consolidation of Beijing Gas' revenue of HK$5.08 billion in the first half of 2008. Yanjing Beer's revenue also grew healthily by 24.9% to HK$4.12 billion. Other business contributed an aggregate of not more than 2.9% of the total revenue.

Cost of sales

Cost of sales jumped 195% to HK$7.18 billion, mainly due to consolidation of the results of natural gas distribution business in Beijing since 1 July 2007. The cost of sales for gas distribution business included purchase cost of natural gas as well as depreciation of pipeline network.

Gross profit margin

Overall gross profit margin was 24.2% compared to 33.7% (as restated) in corresponding period of 2007. The decline in profit margin was due to consolidation of the gas distribution business since 1 July 2007. Natural gas distribution business had average gross margin of approximately 16.8% which is lower than the higher margin brewery business, toll road and water business due to different direct cost structure.

Other income

Other income comprised of, inter alia, total interest income amounted to HK$188 million; gain on disposal of interests in subsidiaries amounted to HK$65.3 million; receipts of tax refund and government grants amounted to HK$98 million; sale proceeds from scrap materials and raw materials amounted to HK$42 million and exchange gain, etc.

Selling and distribution costs

Selling and distribution costs of the Group in first half of 2008 increased by 41.4% to HK$557 million mainly due to consolidation of natural gas distribution business since 1 July 2007. The proportion of selling and distribution costs for gas distribution business was lower than that of brewery business due to much higher advertising expenses for consumer products business.

Administrative expenses

Administrative expenses of the Group in the first half of 2008 was HK$587 million, increased by 80.1% comparing to the corresponding period in last year. The increase was mainly due to consolidation of the natural gas distribution business since 1 July 2007.

Finance costs

Finance costs of the Group in the first half of 2008 was HK$183 million, increased by 185.5% comparing to HK$64.2 million in corresponding period of 2007. The significant increase was mainly due to drawdown of a syndicated loan amounting to HK$2.1 billion which was used to complete the acquisition of Beijing Gas and consolidation of Beijing Gas' bank loans.

Share of profits and losses of jointly-controlled entities

This substantially represents the 40% share of the profit after taxation of Huayou Company Limited since 1 July 2007. Huayou is 40% owned by Beijing Gas and 60% owned by PetroChina Limited. The primary business of Huayou is engaged in natural gas transmission which supplies to city gas operators along the two long pipelines with an approximate total length of 2,200 kilometers pipelines.

Share of results of associates

The Group's share of net losses of associates amounted to HK$6.13 million in the first half of 2008.

Tax

Effective income tax rate increased substantially to approximately 21% mainly due to consolidation of Beijing Gas which accrued its income tax liability at the standard rate of 25% for Mainland enterprises. Also, the net exceptional gains derived from deemed disposal of shares in Beijing Development (Hong Kong) Limited together with some property revaluation gain recorded in the headquarter in the corresponding period of last year were of capital nature and not subject to tax.

II. Financial Position of the Group

Cash and bank borrowings

As at 30 June 2008, cash and bank deposits held by the Group amounted to HK$7.89 billion . At the period end date, the Group had a strong net working capital of HK$4.04 billion. The Group maintains sufficient banking facilities for its working capital requirement and has sufficient cash resources to finance its capital expenditures in the foreseeable future.

The Group's bank and other borrowings amounted to HK$6.29 billion as at 30 June 2008, which mainly comprised five year syndicated loans amounting to HK$2.1 billion and other bank loans HK$4.19 billion carried in the PRC subsidiaries. Around 33.4% of the bank loans were denominated in Hong Kong dollars with the rest in Renminbi. The Group was in a net cash position of HK$1.6 billion as at 30 June 2008.

Liquidity and Capital Resources

Upon completion of the acquisition of Beijing Gas in July 2007, the downstream gas distribution business has been contributing to the operating cash flow of the Group and significantly increased its liquidity.

During the period under review, there was no significant movements in the issued capital of the Company. As at the end of June 2008, the issued capital of the Company was 1,138,004,000 shares and shareholders equity grew to HK$28.8 billion. Total equity was HK$33.88 billion comparing to HK$31.58 billion as at the end of 2007. With solid capital base and very strong balance sheets, the Group was not affected by the ongoing global credit crunch.

Given the primarily cash nature business of gas distribution, toll roads, brewery and water concession, the Group is benefiting from very strong recurring cash flow and is well positioned to capture investment opportunities in the future.

III. Risk management

The Group's major financial instruments include equity investments, borrowings, trade receivables, trade payables, other receivables, other payables and bank balances and cash. The management adopts and applies the following policies to manage and monitor financial risks.

1. Provision for diminution is made according to Group's accounting policy or where a permanent impairment in value has taken place or there is evidence of reduction in recoverability of the cash flows;

2. Review market trends on interest rates and exchange rates movements, assess potential financial impact on the Group's operation and financial position. Effective hedging instruments can be used to level off dramatic market movements should a need arises.

3. The Group's cash and bank deposits should be placed with financial institutions with strong credit rating and good reputation.

PROSPECTS

I. Infrastructure and utilities

Natural Gas Business

Beijing Gas is on target to achieve its gas sales volume growth this year. The Group expects steady long term growth in natural gas consumption in Beijing as a result of continuing switch to piped gas service and aggressive population growth plan of Beijing city. Beijing Gas will continue to invest in the pipeline infrastructure to sustain the increasing demand for natural gas consumption in the future.

In the transmission business, Huayou has been meeting very high demand growth in the last couple of years mainly due to many coal to natural gas conversion projects in the region. Huayou is investing its earnings in both the volume expansion and pipeline extension projects. Upon completion of these projects by 2009 to 2010, the transmission capacity is expected to increase further to annual maximum of 19 billion cubic meters and the extension long pipelines will be able to serve the entire Bohai rim region.

Toll Roads

Beijing Municipal Committee of Communication ("BMCC") is still considering the Group's investment proposal on Airport South Link Expressway and North Link Expressway projects. As these two expressways had very high costs of construction, the Group may not proceed should the valuation proves to be too high risk to earn a reasonable return for the shareholders.

Water Business

The Group has successfully built the listed platform, BE Water Group (stock code: 371), as the major vehicle for investing in regional water projects in Mainland China. BE Water Group has completed the acquisition of Z.K.C Environmental Group Co., Ltd. which immediately contributed more than one million metric tons of daily sewage processing capacity to the Group. Looking forward, BE Water Group will continue to pursue investment opportunities in water projects with a mission to accomplish more than 5 million metric tons of daily processing capacity in few years' time.

II. Consume Products

Beer Business

Yanjing Brewery has just received the official approval from China Securities Regulatory Committee for its new shares placement plan in the A share market. Yanjing is awaiting opportunity to execute the fund raising plan to finance its regional expansion plan and building of malt production base in Inner Mongolia and Xinjiang. Bearing any unforeseen circumstances in the near future, Yanjing still has sufficient internal resources and banking facilities to execute the expansion plan.

EVENT AFTER THE BALANCE SHEET DATE

Please refer to note 13 to the condensed interim consolidated financial statements.

EMPLOYEE INFORMATION

At 30 June 2008, the Group had 34,400 employees. The employees are remunerated based on their work performance, professional experiences and prevailing industry practices. The Group's employee remuneration policy and package are periodically reviewed by the management. Apart from pension funds, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

During the six months ended 30 June 2008, the Company repurchased a total of 936,000 ordinary shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and these shares were subsequently cancelled by the Company. Details of the repurchases of such ordinary shares are as follows:

Month	Number of shares repurchased	Price per share Highest	Price per share Lowest	Total price paid
		HK$	*HK$*	*HK$'000*
June 2008	936,000	25.6227	25.0077	23,562

The purchased shares were cancelled upon repurchase and the issued share capital of the Company was reduced by the par value thereof. The premium paid on the purchase of the shares of approximately HK$23,468,000 has been charged to the retained profits of the Company. An amount equivalent to the par value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The purchase of the Company's shares during the year was effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

Save as disclosed herein, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of any listed securities of the Company during the year.

The Company is committed to ensuring high standard of corporate governance and transparency as the Directors believe it would increase efficiencies in the overall operations of the Group such that the Group could become more competitive in markets, enhancing shareholders' value in consequence. During the period under review, the Group has adopted various corporate governance practices to ensure an effective internal control system and the proper delegation of authority.

COMPLIANCE OF THE MODEL CODE FOR DIRECTORS' SHARE DEALING

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 to the Listing Rules throughout the review period.

CORPORATE GOVERNANCE AND COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to building and maintaining high standards of corporate governance practices. Save the deviation as disclosed below, the Company has complied with the code provisions (the "Code Provisions") contained in Appendix 14 "Code on Corporate Governance Practices" of the Listing Rules throughout the six months ended 30 June 2008.

The non-executive directors (all are independent non-executive directors) of the Company are not appointed with specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that the non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

AUDIT COMMITTEE

At 30 June 2008, the Audit Committee comprised three independent non-executive directors, namely, Mr. Wu Jiesi, Mr. Lam Hoi Ham (Chairman of Audit Committee) and Mr. Rober A. Theleen (who was subsequently replaced by Mr. Fu Tingmei on 1 July 2008). The Audit Committee is primarily responsible for reviewing and providing supervision over the financial reporting process and internal controls of the Company. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30 June 2008 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

PUBLICATION OF THE INTERIM RESULTS AND INTERIM REPORT

This results announcement is published on the Stock Exchange's website (www.hkexnews.hk) and the Company's website (www.behl.com.hk). The 2008 Interim Report will be dispatched to Shareholders in late September 2008 and will be available at the Stock Exchange's website and the Company's website accordingly.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive Directors; Mr. Wu Jiesi, Mr. Robert A. Theleen, Mr. Lam Hoi Ham and Mr. Fu Tingmei as independent non-executive Directors.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 17 September 2008

BEIJING ENTERPRISES HOLDINGS LIMITED

Stock Code 392



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

INTERIM REPORT 2008

CONTENTS

CORPORATE INFORMATION

GENERAL INFORMATION:

Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai CPA CFA

Share Registrars

Tricor Tengis Limited
26/F, Tesbury Centre,
28 Queen's Road East,
Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Zhou Si *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. E Meng *(Vice President)*
Mr. Lei Zhen Gang
Mr. Jiang Xin Hao *(Vice President)*
Mr. Tam Chun Fai

Independent Non-executive Directors

Mr. Wu Jiesi
Mr. Robert A. Theleen
Mr. Lam Hoi Ham
Mr. Fu Tingmei

CORPORATE INFORMATION

PROFESSIONALS:

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

PRINCIPAL BANKERS:

In Hong Kong:
Bank of China (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
China Construction Bank, Hong Kong Branch
Mizuho Corporate Bank Ltd., Hong Kong Branch
Rabobank, Hong Kong Branch

In Mainland China:
Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

ADR Depository Bank:
The Bank of New York

CORPORATE STRUCTURE

AS AT 17 SEPTEMBER 2008



Beijing Enterprises Group Company Limited
Other entities, most of which are under the control of the Beijing Municipal Government
72.72%
27.28%
Beijing Enterprises Investments Limited
Public Investors
36.16%
23.19%
40.65%
Beijing Enterprises Holdings Limited# Stock Code: 392
100%
Beijing Gas
40%
Hua You
96%
Capital Airport Expressway
55%
Shenzhen Shiguan Road
100%
Beijing No. 9 Water Treatment Plant concession
64.32%
BE Water Group*
Stock Code: 371
80%
Yanjing Beer
54.1%
Yanjing Brewery γ
Stock Code: 000729
50.03%
Yanjing Huiquan*
Stock Code: 600573
76.33%
Yanjing Guilin Liquan
86.05%
Yanjing Baotou
Varies
Brewery operations in other cities in China
42.36%
Beijing Development#
Stock Code: 154
29.19%
CIT Development π
Stock Code: 8178
97.99%
BE High-Tech
24.5%
Biosino Bio-Tech π
Stock Code: 8247

*	*Listed on The Shanghai Stock Exchange*
γ	*Listed on The Shenzhen Stock Exchange*
#	*Listed on The Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")*
π	*Listed on The Growth Enterprise Market of the Stock Exchange*

SUMMARY

FINANCIAL HIGHLIGHTS (UNAUDITED)

	For the six months ended 30 June		
	2008	2007	Change
	HK$'000	HK$'000 (restated)	%
Revenue	**9,472,185**	3,673,237	157.9
Gross profit	**2,289,126**	1,238,612	84.8
Profit from operating activities	**1,549,061**	967,016	60.2
Profit for the period	**1,519,435**	863,058	76.1
Profit attributable to shareholders of the Company	**1,273,378**	657,433	93.7
Interim dividend	**HK20 cents**	HK10 cents	100
Special dividend	**–**	HK10 cents	–
Earnings per share – Basic	**HK112 cents**	HK105 cents	6.7

Revenue
for the six months ended 30 June 2008


HK $billion
10
8
6
4
2
0
3.67
9.47
2007
2008

Profit attributable to shareholders of the Company
for the six months ended 30 June 2008


HK $million
1600
1200
800
400
0
657
1,273
2007
2008

SUMMARY

UNAUDITED INTERIM RESULTS

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 and the unaudited condensed consolidated balance sheet of the Group as at 30 June 2008 with the restated comparative figures in 2007. The consolidated revenue of the Group was HK$9.47 billion for the first half of 2008, increased by 157.9% comparing to corresponding period of last year. Profit attributable to the shareholders of the Company was HK$1.27 billion, jumped 93.7% compared to 2007 and again a record high since the listing of the Company in 1997.

Net profit after taxation contributed by each business segment attributable to shareholders of the Company during the period was as follows:

	Net profit After Taxation HK'000	Proportion %
Natural Gas	847,182	66.5
Toll Roads	126,564	10.0
Consumer Products	123,492	9.7
Water concession	94,530	7.4
Others	81,610	6.4

INTERIM DIVIDEND

The Board has resolved to declare an interim cash dividend for the six months ended 30 June 2008 of HK20 cents per share (2007: interim and special dividends of HK10 cents each per share), which will be payable on or about 28 October 2008 to shareholders whose names appear on the Register of Members of the Company on 8 October 2008.

CLOSURE OF REGISTER OF MEMBERS

The Company's Register of Members will be closed from Friday, 3 October 2008 to Wednesday, 8 October 2008, both dates inclusive, during which period, no transfer of shares will be registered. In order to qualify for the interim dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's share registrar, Tricor Tengis Limited at 26th Floor, Tesbury Center, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 2 October 2008.

BUSINESS OVERVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Basis of Presentation

The results and financial position of toll roads and water concession have been presented in accordance with HK(IFRIC)-Int12. Accordingly, the comparative figures in 2007 have been restated in accordance with the requirements of the relevant accounting standards. For details, please refer to "Notes To Condensed Consolidated Financial Statements - 2. Effect of Changes in Accounting Policies".

Business Review

I. Infrastructure and Utilities

Natural Gas Business

The natural gas distribution business in Beijing recorded a revenue of HK$5.08 billion and net profit attributable to the Group of HK$405 million in the first half of 2008. Gas sales volume was approximately 2.49 billion cubic meters against estimated 2 billion cubic meters in corresponding period of last year. The results of Beijing Gas Group Company Limited ("Beijing Gas") was consolidated since 1 July 2007 and therefore no publicised comparative figures are available for corresponding period of last year. The pipeline system with a total length of approximately 7,800 kilometers in Beijing city is capable of supplying daily maximum volume of 40 million cubic meters of natural gas to approximately 3.5 million of subscribers during the winter season.

The transmission volume of Huayou Company Limited ("Huayou"), a jointly-controlled entity of Beijing Gas, for the first half of 2008 was approximately 5.85 billion cubic meters compared against an estimated volume of 3.93 billion in the corresponding period of last year. Beijing Gas shared a net profit after taxation of HK$442 million, based on the 40% equity stake in Huayou, in the first half of 2008.

	For the six months ended 30 June 2008	
	Sales Volume	**Ratio**
	million cubic meter	
Heating	1,451	58.3%
Residential	350	14.1%
Commercial and Industrial Users	306	12.3%
Electricity Supply	251	10.1%
Cooling	23	0.9%
Others	106	4.3%
Total	2,487	100.0%

MANAGEMENT DISCUSSION AND ANALYSIS (Continued)

Business Review (Continued)

I. Infrastructure and Utilities (Continued)

Natural Gas Business (Continued)


Heating
Commercial and Industrial Users
Cooling
Electricity Supply
Others
Residential

Toll Roads

The traffic volume going through the Tianzhu toll gate of Capital Airport Expressway declined by 13.1% to 23.15 million vehicles in the first half of 2008 mainly due to diversion of traffic to the South Extension Line connecting to the Terminal three of Beijing Capital International Airport. South Extension Line and its toll gate are operated by Beijing Highway Development Company Limited which is a 4% minority shareholder of the Capital Airport Expressway.

The revenue of Capital Airport Expressway decreased by 9.5% accordingly to HK$225 million in the first half of 2008. Attributable profit to the Group also declined by 12.7% to approximately HK$120 million comparing to corresponding period in last year.

The traffic volume of Shenzhen Shiguan Road edged down by 1.5% to 4.66 million vehicles in the first half of the year. The attributable profit to the Group was HK$6.43 million for the six months ended 30 June 2008, 16.9% lower than corresponding period in last year.

Water Business

The attributable profit of Beijing No.9 water treatment concession to the Group in the first half of 2008 was approximately HK$94 million, 3.6% higher than the restated comparative figure of last year.

The newly acquired Beijing Enterprises Water Group Limited ("BE Water Group") (stock code: 371) recorded moderate results of attributable profit of HK$2.3 million to the Group since the acquisition completed in March 2008. The Group is now operating more than approximately 1.5 million metric tons of daily water purification and sewage processing capacity in mainland China. We expect to continue investments in quality water projects through BE Water Group in the future.

BUSINESS OVERVIEW

MANAGEMENT DISCUSSION AND ANALYSIS (Continued)

Business Review (Continued)

II. Consumer Products

Beer Operations

The overall sales volume of beer products sold under the brandname of Yanjing and associated brands increased by approximately 6.2% to 2.06 million thousand litres. Revenue increased by 24.9% to HK$4.12 billion, mainly due to upward revision of product prices and continuous appreciation of Renminbi exchange rate. Profit attributable to the Group increased by 39.6% to approximately HK$123 million mainly due to higher growth in premium products, effective costs control measure, appreciation of the Renminbi exchange rate and receipts of certain government grants.

Financial Review

I. Analysis of Financial Results

Revenue

The revenue of the Group in the first half of 2008 was approximately HK$9.47 billion, jumped 157.9% compared with the restated HK$3.67 billion in 2007. This was mainly driven by the consolidation of Beijing Gas' revenue of HK$5.08 billion in the first half of 2008. Yanjing Beer's revenue also grew healthily by 24.9% to HK$4.12 billion. Other business contributed an aggregate of not more than 2.9% of the total revenue.

Cost of sales

Cost of sales jumped 195% to HK$7.18 billion, mainly due to consolidation of the results of natural gas distribution business in Beijing since 1 July 2007. The cost of sales for gas distribution business included purchase cost of natural gas as well as depreciation of pipeline network.

Gross profit margin

Overall gross profit margin was 24.2% compared to 33.7% (as restated) in corresponding period of 2007. The decline in profit margin was due to consolidation of the gas distribution business since 1 July 2007. Natural gas distribution business had average gross margin of approximately 16.8% which is lower than the higher margin brewery business, toll road and water business due to different direct cost structure.

MANAGEMENT DISCUSSION AND ANALYSIS (Continued)

Financial Review (Continued)

I. *Analysis of Financial Results* (Continued)

Other income

Other income comprised of, inter alia, total interest income amounted to HK$188 million; gain on disposal of interests in subsidiaries amounted to HK$65.3 million; receipts of tax refund and government grants amounted to HK$98 million; sale proceeds from scrap materials and raw materials amounted to HK$42 million and exchange gain, etc.

Selling and distribution costs

Selling and distribution costs of the Group in first half of 2008 increased by 41.4% to HK$557 million mainly due to consolidation of natural gas distribution business since 1 July 2007. The proportion of selling and distribution costs for gas distribution business was lower than that of brewery business due to much higher advertising expenses for consumer products business.

Administrative expenses

Administrative expenses of the Group in the first half of 2008 was HK$587 million, increased by 80.1% comparing to the corresponding period in last year. The increase was mainly due to consolidation of the natural gas distribution business since 1 July 2007.

Finance costs

Finance costs of the Group in the first half of 2008 was HK$183 million, increased by 185.5% comparing to HK$64.2 million in corresponding period of 2007. The significant increase was mainly due to drawdown of a syndicated loan amounting to HK$2.1 billion which was used to complete the acquisition of Beijing Gas and consolidation of Beijing Gas' bank loans.

Share of profits and losses of jointly-controlled entities

This substantially represents the 40% share of the profit after taxation of Huayou Company Limited since 1 July 2007. Huayou is 40% owned by Beijing Gas and 60% owned by PetroChina Limited. The primary business of Huayou is engaged in natural gas transmission which supplies to city gas operators along the two long pipelines with an approximate total length of 2,200 kilometers pipelines.

BUSINESS OVERVIEW

MANAGEMENT DISCUSSION AND ANALYSIS (Continued)

Financial Review (Continued)

I. *Analysis of Financial Results* (Continued)

Share of results of associates

The Group's share of net losses of associates amounted to HK$6.13 million in the first half of 2008.

Tax

Effective income tax rate increased substantially to approximately 21% mainly due to consolidation of Beijing Gas which accrued its income tax liability at the standard rate of 25% for Mainland enterprises. Also, the net exceptional gains derived from deemed disposal of shares in Beijing Development (Hong Kong) Limited together with some property revaluation gain recorded in the headquarter in the corresponding period of last year were of capital nature and not subject to tax.

II. *Financial Position of the Group*

Cash and bank borrowings

As at 30 June 2008, cash and bank deposits held by the Group amounted to HK$7.89 billion. At the period end date, the Group had a strong net working capital of HK$4.04 billion. The Group maintains sufficient banking facilities for its working capital requirement and has sufficient cash resources to finance its capital expenditures in the foreseeable future.

The Group's bank and other borrowings amounted to HK$6.29 billion as at 30 June 2008, which mainly comprised five year syndicated loans amounting to HK$2.1 billion and other bank loans HK$4.19 billion carried in the PRC subsidiaries. Around 33.4% of the bank loans were denominated in Hong Kong dollars with the rest in Renminbi. The Group was in a net cash position of HK$1.6 billion as at 30 June 2008. The gearing ratio (defined as total bank and other borrowings over equity attributable to shareholders of the Group) was 21.8% (as at 31 December 2007: 22%).

BUSINESS OVERVIEW

MANAGEMENT DISCUSSION AND ANALYSIS (Continued)

Financial Review (Continued)

II. *Financial Position of the Group* (Continued)

Liquidity and capital resources

Upon completion of the acquisition of Beijing Gas in July 2007, the downstream gas distribution business has been contributing to the operating cash flow of the Group and significantly increased its liquidity.

During the period under review, there was no significant movements in the issued capital of the Company. As at the end of June 2008, the issued capital of the Company was 1,138,004,000 shares and shareholders equity grew to HK$28.8 billion. Total equity was HK$33.88 billion comparing to HK$31.58 billion as at the end of 2007. With solid capital base and very strong balance sheets, the Group was not affected by the ongoing global credit crunch.

Given the primarily cash nature business of gas distribution, toll roads, brewery and water concession, the Group is benefiting from very strong recurring cash flow and is well positioned to capture investment opportunities in the future.

III. *Risk Management*

The Group's major financial instruments include equity investments, borrowings, trade receivables, trade payables, other receivables, other payables and bank balances and cash. The management adopts and applies the following policies to manage and monitor financial risks:–

1. Provision for diminution is made according to Group's accounting policy or where a permanent impairment in value has taken place or there is evidence of reduction in recoverability of the cash flows.

2. Review market trends on interest rates and exchange rates movements, assess potential financial impact on the Group's operation and financial position. Effective hedging instruments can be used to level off dramatic market movements should a need arises.

3. The Group's cash and bank deposits should be placed with financial institutions with strong credit rating and good reputation.

MANAGEMENT DISCUSSION AND ANALYSIS (Continued)

Prospects

I. *Infrastructure and Utilities*

Natural Gas Business

Beijing Gas is on target to achieve its gas sales volume growth this year. The Group expects steady long term growth in natural gas consumption in Beijing as a result of continuing switch to piped gas service and aggressive population growth plan of Beijing city. Beijing Gas will continue to invest in the pipeline infrastructure to sustain the increasing demand for natural gas consumption in the future.

In the transmission business, Huayou has been meeting very high demand growth in the last couple of years mainly due to many coal to natural gas conversion projects in the region. Huayou is investing its earnings in both the volume expansion and pipeline extension projects. Upon completion of these projects by 2009 to 2010, the transmission capacity is expected to increase further to annual maximum of 19 billion cubic meters and the extension long pipelines will be able to serve the entire Bohai rim region.

Toll Roads

Beijing Municipal Committee of Communication ("BMCC") is still considering the Group's investment proposal on Airport South Link Expressway and North Link Expressway projects. As these two expressways had very high costs of construction, the Group may not proceed should the valuation proves to be too high risk to earn a reasonable return for the shareholders.

Water Business

The Group has successfully built the listed platform, BE Water Group (stock code: 371), as the major vehicle for investing in regional water projects in Mainland China. BE Water Group has completed the acquisition of Z.K.C Environmental Group Co., Ltd. which immediately contributed more than one million metric tons of daily sewage processing capacity to the Group. Looking forward, BE Water Group will continue to pursue investment opportunities in water projects with a mission to accomplish more than 5 million metric tons of daily processing capacity in few years' time.

MANAGEMENT DISCUSSION AND ANALYSIS (Continued)

Prospects (Continued)

II. Consumer Products

Beer Business

Yanjing Brewery has just received the official approval from China Securities Regulatory Committee for its new shares placement plan in the A share market. Yanjing is awaiting opportunity to execute the fund raising plan to finance its regional expansion plan and building of malt production base in Inner Mongolia and Xinjiang. Bearing any unforeseen circumstances in the near future, Yanjing still has sufficient internal resources and banking facilities to execute the expansion plan.

Employees

At 30 June 2008, the Group had 34,400 employees. The employees are remunerated based on their work performance, professional experiences and prevailing industry practices. The Group's employee remuneration policy and package are periodically reviewed by the management. Apart from pension funds, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 17 September 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2008

	Notes	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
REVENUE	3	9,472,185	3,673,237
Cost of sales		(7,183,059)	(2,434,625)
Gross profit		2,289,126	1,238,612
Other income and gains, net	4	500,295	482,000
Selling and distribution costs		(557,202)	(393,957)
Administrative expenses		(586,884)	(325,869)
Other operating expenses, net		(96,274)	(33,770)
PROFIT FROM OPERATING ACTIVITIES	5	1,549,061	967,016
Finance costs	6	(183,324)	(64,221)
Share of profits and losses of:			
Jointly-controlled entities		441,741	–
Associates		(6,132)	66,491
PROFIT BEFORE TAX		1,801,346	969,286
TAX	7	(281,911)	(106,228)
PROFIT FOR THE PERIOD		1,519,435	863,058

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2008

	Notes	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
ATTRIBUTABLE TO:			
Shareholders of the Company		1,273,378	657,433
Minority interests		246,057	205,625
		1,519,435	863,058
DIVIDENDS			
Interim	*8*	227,600	103,839
Special		–	103,839
		227,600	207,678
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*9*		
Basic		HK$1.12	HK$1.05
Diluted		HK$1.12	HK$1.04

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2008

	Notes	30 June 2008 Unaudited HK$'000	31 December 2007 Unaudited HK$'000 (Restated)
ASSETS			
Non-current assets:			
Property, plant and equipment		17,339,623	15,811,579
Investment properties		122,463	334,262
Prepaid land premiums		1,050,344	837,507
Goodwill		6,888,105	6,898,734
Other intangible assets		1,441,554	1,453,219
Interests in jointly-controlled entities		3,552,776	3,302,725
Interests in associates		879,737	881,268
Available-for-sale investments		308,194	290,424
Prepayments, deposits and other receivables		1,719,426	1,793,565
Deferred tax assets		445,301	391,168
Total non-current assets		33,747,523	31,994,451
Current assets:			
Prepaid land premiums		22,894	18,832
Inventories		2,841,524	2,342,259
Amounts due from customers for contract work		439	178
Trade and bills receivables	10	976,021	817,323
Prepayments, deposits and other receivables		1,758,712	1,583,590
Financial assets at fair value through profit or loss		48,582	39,250
Taxes recoverable		17,052	35,196
Restricted cash and pledged deposits		61,940	131,800
Cash and cash equivalents		7,824,555	8,072,484
Total current assets		13,551,719	13,040,912
TOTAL ASSETS		47,299,242	45,035,363

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2008

	Notes	30 June 2008 Unaudited HK$'000	31 December 2007 Unaudited HK$'000 (Restated)
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	11	113,800	113,894
Reserves		28,475,101	26,338,628
Proposed dividends		227,600	455,576
		28,816,501	26,908,098
Minority interests		5,064,906	4,675,736
TOTAL EQUITY		33,881,407	31,583,834
Non-current liabilities:			
Bank and other borrowings		3,164,986	3,282,325
Convertible bonds	12	162,878	–
Defined benefits plans		248,781	223,772
Other long term liabilities		138,820	136,690
Deferred tax liabilities		190,094	175,518
Total non-current liabilities		3,905,559	3,818,305
Current liabilities:			
Trade and bills payables	13	1,422,517	1,737,563
Amounts due to customers for contract work		37,338	20,468
Other payables and accruals		4,330,801	4,375,808
Taxes payable		599,776	858,110
Bank and other borrowings		3,121,844	2,641,275
Total current liabilities		9,512,276	9,633,224
TOTAL LIABILITIES		13,417,835	13,451,529
TOTAL EQUITY AND LIABILITIES		47,299,242	45,035,363

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2008

	Attributable to shareholders of the Company												
	Issued capital Unaudited HK$'000	Share premium account Unaudited HK$'000	Capital reserve Unaudited HK$'000	Share option reserve Unaudited HK$'000	Property revaluation reserve Unaudited HK$'000	Exchange fluctuation reserve Unaudited HK$'000	PRC reserve funds Unaudited HK$'000	Capital redemption reserve Unaudited HK$'000	Retained profits Unaudited HK$'000	Proposed dividend Unaudited HK$'000	Total Unaudited HK$'000	Minority interests Unaudited HK$'000	Total equity Unaudited HK$'000
At 1 January 2008, as previously reported	113,894	20,721,710	413,367	4,007	12,332	1,286,606	1,006,361	-	2,733,626	455,576	26,747,479	4,689,457	31,436,936
Adjustments for changes in accounting policies *(Note 2)*	-	-	-	-	-	14,875	-	-	145,744	-	160,619	(13,721)	146,898
At 1 January 2008, as restated	113,894	20,721,710*	413,367*	4,007*	12,332*	1,301,481*	1,006,361*	-	2,879,370*	455,576	26,908,098	4,675,736	31,583,834
Income for the period recognised directly in equity – Exchange realignment	-	-	-	-	-	1,088,061	-	-	-	-	1,088,061	269,587	1,357,648
Profit for the period	-	-	-	-	-	-	-	-	1,273,378	-	1,273,378	246,057	1,519,435
Total income and expense for the period	-	-	-	-	-	1,088,061	-	-	1,273,378	-	2,361,439	515,644	2,877,083
Acquisition of minority interests	-	-	-	-	-	-	-	-	2,184	-	2,184	(6,796)	(4,612)
Disposal of subsidiaries	-	-	19,023	-	-	(18,310)	(11,762)	-	11,049	-	-	(84,429)	(84,429)
Deemed disposal of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	7,891	7,891
Conversion of convertible bond of a subsidiary	-	-	(1,037)	-	-	-	-	-	-	-	(1,037)	-	(1,037)
Issue of convertible bonds by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	15,388	15,388
Share repurchase	(94)	-	-	-	-	-	-	94	(23,562)	-	(23,562)	-	(23,562)
Share of reserves of associates	-	-	19,368	-	-	-	540	-	-	-	19,908	-	19,908
Acquisition of subsidiaries	-	-	5,047	-	-	-	-	-	-	-	5,047	119,288	124,335
Final 2007 dividend declared	-	-	-	-	-	-	-	-	-	(455,576)	(455,576)	-	(455,576)
Interim 2008 dividend	-	-	-	-	-	-	-	-	(227,600)	227,600	-	-	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(177,816)	(177,816)
Transfer to reserves	-	-	-	-	-	-	178,403	-	(178,403)	-	-	-	-
At 30 June 2008	113,800	20,721,710*	455,768*	4,007*	12,332*	2,371,232*	1,173,542*	94*	3,736,416*	227,600	28,816,501	5,064,906	33,881,407
At 1 January 2007, as previously reported	62,250	4,839,497	215,246	21,279	7,593	417,183	704,186	-	2,478,971	124,500	8,870,705	4,189,100	13,059,805
Adjustments for changes in accounting policies *(Note 2)*	-	-	-	-	-	5,509	-	-	113,798	-	119,307	(12,658)	106,649
At 1 January 2007, as restated	62,250	4,839,497	215,246	21,279	7,593	422,692	704,186	-	2,592,769	124,500	8,990,012	4,176,442	13,166,454
Income for the period recognised directly in equity – Exchange realignment	-	-	-	-	-	185,722	-	-	-	-	185,722	86,134	271,856
Profit for the period	-	-	-	-	-	-	-	-	657,433	-	657,433	205,625	863,058
Total income and expense for the period	-	-	-	-	-	185,722	-	-	657,433	-	843,155	291,759	1,134,914
Acquisition of minority interests	-	-	-	-	-	-	-	-	-	-	-	(13,170)	(13,170)
Deemed disposal of interest in an associate	-	-	4,705	-	(2,067)	-	(1,671)	-	-	-	967	-	967
Acquisition of interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	9,432	9,432
Issue of shares	41,538	12,242,597	-	(15,763)	-	-	-	-	-	-	12,268,372	-	12,268,372
Issue of share options	-	-	-	4,271	-	-	-	-	-	-	4,271	-	4,271
Final 2006 dividend declared	-	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2007 dividend	-	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
Interim 2007 special dividend	-	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(145,533)	(145,533)
Transfer to reserves	-	-	7,459	-	-	-	54,886	-	(62,345)	-	-	-	-
At 30 June 2007, as restated	103,788	17,082,094	227,410	9,787	5,526	608,414	757,401	-	2,980,179	207,678	21,982,277	4,318,930	26,301,207

* These reserve accounts comprise the consolidated reserves of HK$28,475,101,000 and HK$26,338,628,000 in the consolidated balance sheet as at 30 June 2008 and 31 December 2007, respectively.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2008

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
	HK$'000	HK$'000
Net cash inflow from operating activities	1,331,997	1,660,322
Net cash outflow from investing activities	(949,889)	(1,943,279)
Net cash inflow/(outflow) from financing activities	(603,516)	1,709,243
Increase/(decrease) in cash and cash equivalents	(221,408)	1,426,286
Cash and cash equivalents at beginning of period	8,042,569	2,706,682
Cash and cash equivalents at end of period	7,821,161	4,132,968
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	5,841,897	3,833,664
Cash equivalents	87,368	58,025
Time deposits	1,957,230	327,737
	7,886,495	4,219,426
Less: Pledged deposits	(61,940)	(84,745)
Time deposits with maturity of more than three months when acquired	(3,394)	(1,713)
	7,821,161	4,132,968

1. BASIS OF PREPARATION

The unaudited condensed interim consolidated financial statements for the six months ended 30 June 2008 are prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2007 except for the changes in accounting policies made thereafter in adopting the new and revised Hong Kong Financial Reporting Standard ("HKFRS") issued by the HKICPA which became effective for the Company's financial year ending 31 December 2008. Details of the change in the accounting policies are set out in note 2 below.

2. EFFECT OF CHANGES IN ACCOUNTING POLICIES

The following sets out further information on the change in the accounting policies for the annual accounting period beginning on 1 January 2008 which have been reflected in the condensed interim consolidated financial statement. HK(IFRIC)-Int 12 *Service Concession Arrangements* is relevant to the condensed interim consolidated financial statements and all relevant changes in accounting policies have been made in accordance with the provisions of the standard.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. So far, the Group has concluded that the adoption of HK(IFRIC)-Int 12 has resulted in changes in accounting policies for the Group's expressway and related structures and three operating concessions of the Group in respect of certain of the Group's operations under public-to-private service concession arrangements.

The above changes have been adopted retrospectively from the earliest period presented and comparative amounts have been restated and the effect on the condensed interim consolidated financial statements is summarised as follows:

	Effect of adopting HK(IFRIC)-Int 12 *Service Concession Arrangements* Increase/(decrease) (Unaudited) HK$'000
(a) Effect on the condensed consolidated balance sheet	
At 1 January 2008	
Assets	
Property, plant and equipment	(1,249,378)
Other intangible assets	7,978
Prepayments, deposits and other receivables	1,816,544
Deferred tax assets	84,354
Trade and bills receivables	(303,116)
	356,382
Equity and liabilities	
Reserves	160,619
Minority interests	(13,721)
Deferred tax liabilities	126,164
Other payables and accruals	83,320
	356,382

2. EFFECT OF CHANGES IN ACCOUNTING POLICIES (continued)

	Effect of adopting HK(IFRIC)-Int 12 *Service Concession Arrangements* Increase/(decrease) (Unaudited) HK$'000
(a) Effect on the condensed consolidated balance sheet (continued)	
At 30 June 2008	
Assets	
Property, plant and equipment	(1,331,056)
Other intangible assets	26,060
Prepayments, deposits and other receivables	1,739,984
Deferred tax assets	94,013
Trade and bills receivables	(162,027)
	366,974
Equity and liabilities	
Reserves	174,796
Minority interests	(14,995)
Deferred tax liabilities	138,173
Other payables and accruals	69,000
	366,974
(b) Effect on condensed consolidated income statement	
Six months ended 30 June 2007	
Revenue	(266,754)
Cost of sales	166,008
Other income and gains, net	110,824
Finance costs	(4,228)
Tax	13,967
Minority interests	(72)
	19,745
Six months ended 30 June 2008	
Revenue	(228,343)
Cost of sales	111,438
Other income and gains, net	121,260
Finance costs	(217)
Tax	89
Minority interests	462
	4,689

3. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business segments.

For the six months ended 30 June 2008

	Piped gas operation Unaudited HK$'000	Brewery operation Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Corporate and others Unaudited HK$'000	Consolidated Unaudited HK$'000
Segment revenue:					
Sales to external customers	5,077,756	4,123,912	267,793	2,724	9,472,185
Other income and gains, net	37,053	132,180	7,114	19,993	196,340
Total	5,114,809	4,256,092	274,907	22,717	9,668,525
Segment results	583,828	514,958	161,760	(15,440)	1,245,106
Unallocated income and gains, net					303,955
Profit from operating activities					1,549,061
Finance costs					(183,324)
Share of profits and losses of:					
Jointy-controlled entities	441,741	–	–	–	441,741
Associates	–	(794)	661	(5,999)	(6,132)
Profit before tax					1,801,346
Tax					(281,911)
Profit for the period					1,519,435

3. SEGMENT INFORMATION (continued)

For the six months ended 30 June 2007

	Piped gas operation Unaudited HK$'000	Brewery operation Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000 (Restated)	Corporate and others Unaudited HK$'000 (Restated)	Consolidated Unaudited HK$'000 (Restated)
Segment revenue:					
Sales to external customers	–	3,308,576	288,810	75,851	3,673,237
Other income and gains, net	–	42,723	4,398	58,464	105,585
Total	–	3,351,299	293,208	134,315	3,778,822
Segment results	–	371,983	218,842	(224)	590,601
Unallocated income and gains, net					376,415
Profit from operating activities					967,016
Finance costs					(64,221)
Share of profits and losses of:					
Associates	–	(350)	–	66,841	66,491
Profit before tax					969,286
Tax					(106,228)
Profit for the period					863,058

4. OTHER INCOME AND GAINS, NET

	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
Other income		
Bank interest income	60,803	21,765
Imputed interest income	127,405	113,325
Investment income	4,476	–
Corporate income tax and value-added tax refund	–	7,915
Others	214,040	229,978
	406,724	372,983
Gains, net		
Gain on disposal of interests in subsidiaries	65,304	–
Gain on deemed disposal of interests in an associate	2,581	61,368
Gain on disposal of available-for-sale investments	8,690	–
Others	16,996	47,649
	93,571	109,017
	500,295	482,000

5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
Depreciation	615,591	272,394
Amortisation of intangible assets	42,674	39,540
Reversal of impairment of property, plant and equipment	–	(28,657)
Reversal of impairment of other receivables	–	(44,510)

6. FINANCE COSTS

	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
Interest on bank loans and other loans wholly repayable within five years	170,971	50,778
Imputed interest on convertible bonds *(note 12)*	3,483	–
Interest on other loans	8,870	13,443
	183,324	64,221

7. TAX

	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000 (Restated)
Current – the People's Republic of China (the "PRC")		
Hong Kong	160	–
Mainland China	265,126	105,252
Deferred	16,625	976
Total tax charge for the period	281,911	106,228

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong during the period. No provision for Hong Kong profits tax had been made during the 6 months ended 30 June 2007 as the Group did not generate any assessable profits arising in Hong Kong during that period. The income tax provision in respect of operations in Mainland China is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations in Mainland China, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

8. DIVIDENDS

On 17 September 2008 the Board declared an interim cash dividend of HK20 cents per share (2007: interim and special dividends of HK10 cents each per share), totalling HK$227,600,000 (2007: HK$207,678,000).

9. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts for the period is based on the unaudited profit attributable to shareholders of the Company for the period, and the weighted average number of 1,138,919,385 (2007: 627,971,602) ordinary shares in issue during the period.

There was no dilutive event in respect of earnings per share amounts for the periods ended 30 June 2008 and 2007.

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation	1,138,919,385	627,971,602
Effect of dilution of share options – weighted average number of ordinary shares	614,114	1,995,287
Weighted average number of ordinary shares used in the diluted earnings per share calculation	1,139,533,499	629,966,889

10. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables. The carrying amounts of the trade and bills receivables approximate to their far values.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	30 June 2008	31 December 2007
	Unaudited	Unaudited
	HK$'000	HK$'000 (Restated)
Within one year	853,466	732,923
One to two years	87,051	34,907
Two to three years	17,035	17,612
Over three years	18,469	31,881
	976,021	817,323

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. SHARE CAPITAL

	30 June 2008 Unaudited HK$'000	31 December 2007 Unaudited HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.1 each	200,000	200,000
Issued and fully paid:		
1,138,004,000 (2007: 1,138,940,000) ordinary shares of HK$0.1 each	113,800	113,894

During the period, the Company purchased certain of its shares on Stock Exchange and these shares were subsequently cancelled by the Company.

12. CONVERTIBLE BONDS

On 27 July 2007 and 31 March 2008, Beijing Enterprises Water Group Limited ("BE Water Group", a non-wholly owned subsidiary acquired by the Group during the period) issued certain convertible bonds with aggregate principal amount of HK$200 million to a shareholder of BE Water Group, pursuant to a convertible bond subscription agreement dated 12 April 2007. The convertible bonds do not bear any interest and will mature at the third anniversary of their respective issue dates. The conversion price was set as HK$0.40 per share of BE Water Group and the outstanding principal amount of the convertible bonds, if not converted, will be repaid on their respective maturity dates at 100% of the outstanding amount.

13. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2008 Unaudited HK$'000	31 December 2007 Unaudited HK$'000
Within one year	1,005,428	1,334,249
One to two years	403,154	392,436
Two to three years	5,102	3,947
Over three years	8,833	6,931
	1,422,517	1,737,563

14. BUSINESS COMBINATION

On 21 January 2008, the Company and its subsidiary Beijing Enterprises Environmental Construction Limited ("BE Environmental") acquired a 74.8% interest in BE Water Group and its subsidiaries by entering into a subscription agreement with BE Water Group, under which BE Environmental agreed to subscribe for 247,000,000 new shares at a price of HK$0.40 per new share.

The fair value of the identifiable assets and liabilities of BE Water Group and its subsidiaries acquired during the period as at the date of the completion of the acquisition has no significant difference from the carrying amounts and is listed as follows:

	Unaudited HK$'000
Net assets acquired:	
Property, plant and equipment	72
Prepayments, deposits and other receivables	12,217
Financial assets at fair value through profit or loss	27,471
Trade and bills receivables	5,657
Cash and cash equivalents	175,858
Other payables and accruals	(335)
Convertible bonds	(85,955)
Minority interests	(34,016)
	100,969
Excess over the cost of business combination recognised in the income statement	(1,244)
	99,725
Satisfied by :	
Subscription of new issue shares	98,800
Cost associated with the acquisition	925
	99,725

For the period ended 30 June 2008, profit contributed by BE Water Group, was insignificant to the Group since the completion of acquisition. The effect to the Group's revenue and profit for the period ended 30 June 2008 was insignificant had the above acquisition taken place at the beginning of the period.

15. DISPOSAL OF SUBSIDIARIES

The Group had the following disposal during the period:

	Unaudited HK$'000
Net assets disposed of:	
Property, plant and equipment	88,059
Investment properties	11,000
Prepaid land premiums	12,137
Other intangible assets	49,679
Interests in jointly-controlled entities	4,679
Inventories	76,202
Trade and bills receivables	23,125
Prepayments, deposits and other receivables	58,527
Pledged deposits	779
Cash and bank balances	91,037
Trade and bills payables	(21,377)
Other payables and accruals	(91,296)
Taxes payable	(5,109)
Other long term liabilities	(11,752)
Deferred tax liabilities	(424)
Minority interests	(84,429)
	200,837
Gain on disposal of subsidiaries	65,304
	266,141
Satisfied by:	
Cash	266,141

An analysis of the outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	Unaudited HK$'000
Cash and bank balances disposed of	(91,037)
Cash consideration	266,141
Offset against current accounts with the immediate holding company*	(254,729)
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	(79,625)

* The amount is satisfied by offsetting the Group's current accounts with Beijing Enterprises Group (BVI) Limited, the immediate holding company of the Company.

15. DISPOSAL OF SUBSIDIARIES (continued)

Pursuant to a sale and purchase agreement dated 7 April 2008 entered into between the Company and BE Group BVI, the Company agreed to sell all of its 100% equity interest in Everbest Islands Limited (a company which holds a 75% equity interest in Beijing Long Qing Xia Tourism Development Co., Ltd.), 51% equity interest in each of Beijing Shun Xing Wine Co., Ltd. and Beijing Feng Shou Winery Co., Ltd. with effective from 1 January 2008 to Beijing Enterprises Group (BVI) Company Limited, the immediate holding company, at a total consideration of HK$243,729,000. Upon the completion of the transactions, these companies ceased to be subsidiaries of the Company and the Company does not engage in any tourism service business and wine production.

Pursuant to a sale and purchase agreement dated 9 May 2008 entered into between the Company and Beijing Holdings Limited ("BHL"), a fellow subsidiary, the Company agreed to sell all of its 100% equity interest in Helken Industries Limited ("Helken") with effective from 1 January to BHL at a consideration of HK$11,000,000. Helken's sole asset is an investment property which is held to earn rental income.

Pursuant to a sale and purchase agreement dated 27 May 2008, BE Water Group disposed of its entire equity interest in Shanghai Classic Limited to an independent third party, for a cash consideration of HK$11,412,000. Shanghai Classic Limited is an investment holding company and holds entire equity interest in Shanghai Jian Kai International Trading Company Limited which is a trading company in Shanghai with no operation.

16. CONTINGENT LIABILITIES

	30 June 2008 Unaudited HK$'000	31 December 2007 Unaudited HK$'000
Guarantees given for banking facilities granted to a company which has been deconsolidated in 2006	226,244	213,675
Guarantee given in respect of a specific performance of an infrastructure project to be undertaken by a jointly-controlled entity	93,575	93,594
	319,819	307,269

17. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	30 June 2008 Unaudited HK$'000	31 December 2007 Unaudited HK$'000
Contracted, but not provided for:		
Buildings	91,424	231,527
Gas pipelines	263,477	233,357
Plant and machinery	36,523	322,177
Acquisition of a subsidiary *(note 19)*	1,370,665	-
Capital contribution to a jointly-controlled entity and an associate	2,134,344	-
	3,896,433	787,061
Authorised, but not contracted for:		
Capital contribution to a jointly-controlled entity	1,012,629	591,346

In addition, the Group's share of a jointly-controlled entity's own capital commitments, which are not included in the above, is as follows:

	30 June 2008 Unaudited HK$'000	31 December 2007 Unaudited HK$'000
Contracted, but not provided for	198,673	252,908

18. RELATED PARTY DISCLOSURES

In addition to the transactions detailed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the period:

Name of related party	Nature of transaction	Notes	For the six months ended 30 June 2008 Unaudited HK$'000	2007 Unaudited HK$'000
Fellow subsidiaries:				
北京北燃實業有限公司 (Beijing Beiran Enterprises Company Limited) and its subsidiaries	Sale of piped natural gas	*(a)*	86,001	–
	Service contract income	*(b)*	4,815	–
	Sale of raw materials	*(c)*	18,581	–
	Purchase of raw materials	*(d)*	99,466	–
	Repair and maintenance expenses	*(c)*	4,350	–
北京京泰國際貿易有限公司 (Beijing Jing Tai International Company Limited)	Purchase of construction materials	*(d)*	48,556	–
Jointly-controlled entity:				
Huayou Company	Natural gas transmission fee expenses	*(a)*	1,226,765	–
Joint venture partners of subsidiaries and their associates:				
Beijing Yanjing Beer Group Company ("Yanjing Beer Group") and its associates	Purchase of bottle labels	*(e)*	51,419	39,133
	Purchase of bottle caps	*(e)*	38,432	34,370
	Import of raw materials	*(f)*	59,849	56,637
	Sales of beer	*(g)*	5,750	4,182
	Canning service fees paid	*(h)*	14,420	11,780
	Comprehensive support service fees paid	*(i)*	8,589	7,883
	Land rent expenses	*(j)*	1,022	938
	Trademark licensing fees paid	*(k)*	19,523	15,090
	Less: Refund for advertising subsidies	*(k)*	(2,934)	(2,433)
Other-related party:				
China Communications Construction Company Limited and its associates	Construction costs, maintenance service costs and dismantling costs for an expressway	*(l)*	–	5,682

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of its business.

18. RELATED PARTY DISCLOSURES (continued)

Notes:

(a) The selling price of piped natural gas and the natural gas transmission fee were prescribed by the PRC Government.

(b) The service fees were determined by reference to the then prevailing market rates and set at prices not higher than the guidance prices set by the PRC government.

(c) The selling prices of raw materials and the repair and maintenance expenses paid were determined on a cost-plus basis.

(d) The purchase prices of raw material and construction materials were determined by reference to the then prevailing market rates.

(e) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing for the preceding year.

(f) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(g) The selling prices of the beer were determined by reference to the then prevailing market rates.

(h) The canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually agreed profit margin.

(i) The comprehensive support service fees paid included the following:

- fee for security and canteen services which was determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(j) The land rent expenses were charged at a mutually agreed amount of RMB1,849,000 per annum.

(k) The trademark licensing fees paid were for the use of "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(l) The construction costs, maintenance service costs and dismantling costs for an expressway were determined by reference to the then prevailing market rates.

18. RELATED PARTY DISCLOSURES (continued)

Compensation of key management personnel of the Group

	For the six months ended 30 June	
	2008	2007
	Unaudited	Unaudited
	HK$'000	HK$'000
Short term employee benefits	7,602	5,907
Pension scheme contributions	6	6
Total compensation paid to key management personnel	7,608	5,913

19. EVENT AFTER THE BALANCE SHEET DATE

Acquisition of Gainstar Limited

On 3 June 2008, BE Water Group, Good Strategy Group Limited (the "Purchaser", an indirect wholly-owned subsidiary of BE Water Group), Besto Holdings Limited ("Besto"), Tenson Investment Limited ("Tenson") and Newton Finance Holdings Limited ("Newton"), (collectively, the "Vendors") and the Warrantors (including Besto, Tenson, Newton, Terisa Yutinnie Liang, Hu Xiaoyong, Zhou Min, Hou Feng and Ngai Hiu Tung) entered into an acquisition agreement (the "Acquisition Agreement"). Pursuant to the Acquisition Agreement: (a) the Vendors agreed to sell and the Purchaser agreed to purchase the entire issued share capital (the "Gainstar Sale Shares") of Gainstar Limited ("Gainstar") at a consideration of HK$975,557,782 (the "Gainstar Consideration"); and (b) Tenson agreed to use its best endeavours to procure the sale to the Purchaser, and the Purchaser agreed to procure Gainstar to purchase the entire issued share capital (the "Monico Sale Shares") of Monico Investments Limited (the "Monico") at a consideration of HK$395,107,218 (the "Monico Consideration").

The Gainstar Consideration will be satisfied at the completion of the sale and purchase of the Gainstar Sale Shares (the "First Completion") by: (i) the allotment and issue of 559,787,908 new shares at HK$0.69 per share, credited as fully paid, by BE Water Group to the Vendors or their respective nominees; and (ii) the issue of convertible bonds in the principal amounts of HK$589,304,125 (the "Gainstar Convertible Bonds") by BE Water Group to the Vendors or their respective nominees. The Monico Consideration will be satisfied at the completion of the sale and purchase of the Monico Sale Shares (the "Second Completion") by: (i) the allotment and issue of 226,683,106 new shares at HK$0.69 per share, credited as fully paid, by BE Water Group to the Tenson or its nominees; and (ii) the issue of convertible bonds in the principal amounts of HK$238,695,875 (the "Monico Convertible Bonds") by BE Water Group to Tenson or its nominees. The Gainstar Convertible Bonds and the Monico Convertible Bonds are convertible into shares of BE Water Group at a conversion price of HK$0.69 per share and will be matured on the date falling on the fifth anniversary of the date of issue by BE Water Group.

As at 30 June 2008, Gainstar held all the issued share capital of China Field Development Limited ("China Field"), which in turn held a 62.94% equity interest in 中科成環保集團有限公司 (Z.K.C Environmental Group Co., Ltd.), ("ZKC", a Sino-foreign joint venture established in the PRC). As at 30 June 2008, Monico held approximately 25.49% equity interest in ZKC. Gainstar and Monico are investment holding companies. As at 30 June 2008, Gainstar held all the issued share capital of Monico, which in turn directly held an approximately 25.49% equity interest in ZKC. Gainstar therefore, indirectly holds approximately 88.43% equity interests in ZKC. ZKC, through its subsidiaries, is principally engaged in waste water treatment in China. Accordingly, Gainstar, Monico and ZKC and its subsidiaries (collectively, the "Gainstar Group") will become subsidiaries of BE Water Group and their results will be consolidated into the Group's financial statements.

19. EVENT AFTER THE BALANCE SHEET DATE (continued)

Acquisition of Gainstar Limited (continued)

The abovementioned transactions were approved by the shareholders of BE Water Group in a special general meeting held on 15 July 2008. Subsequently, the First Completion took place on 24 July 2008 and Gainstar became a wholly-owned subsidiary of BE Water Group. As at the date of this financial statements, the Second Completion has not yet taken place. The Group is in the progress of making an assessment of the amounts for each class of the Gainstar Group's assets, liabilities and contingent liabilities to be recognised at the acquisition date, their respective carrying amounts immediately before the acquisition and whether a goodwill or an excess over the cost of business combination was resulted from the acquisition. However, the Group is not yet in a position to disclose any of the above information in these financial statements.

20. COMPARATIVE AMOUNTS

As further explained in note 2, due to the adoption of HK(IFRIC)-Int 12 during the current period, the accounting treatment and the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year adjustments have been made and certain comparative amounts have been restated. In addition, certain comparative amounts have been restated to conform to the current period presentation.

DISCLOSEABLE INFORMATION

DIRECTORS

The directors of the Company during the period were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Zhou Si *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. E Meng *(Vice President)*
Mr. Lei Zhen Gang
Mr. Jiang Xin Hao *(Vice President)*
Mr. Tam Chun Fai

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose	(resigned on 3 March 2008)
Dr. Lee Tung Hai, Leo	(resigned on 3 March 2008)
Mr. Wang Xian Zhang	(resigned on 3 March 2008)
Mr. Wu Jiesi	
Mr. Robert A. Theleen	
Mr. Lam Hoi Ham	(appointed on 3 March 2008)

Note: Mr. Fu Tingmei was appionted as Independent Non-executive Director of the Company on 1 July 2008.

DIRECTORS' SERVICE CONTRACTS

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2006, 16 January 2007 and 17 June 2008, respectively, with respective unexpired periods of approximately, 17 months, 18 months and 36 months as at 30 June 2008.

As of 30 June 2008, no director had a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DISCLOSEABLE INFORMATION

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the period.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2008, the interests and short positions of the directors and chief executive in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

(a) Long positions in ordinary shares of the Company

Name of directors	Number of ordinary shares held	Percentage of the Company's issued share capital
Mr. Yi Xi Qun	100,000*	0.0088%
Mr. Li Fu Cheng	12,000*	0.0011%
Mr. Bai Jin Rong	46,000*	0.0040%
Mr. Liu Kai	6,000*	0.0005%
Mr. E Meng	50,000*	0.0044%
Mr. Jiang Xin Hao	60,000*	0.0053%
Mr. Tam Chun Fai	10,000*	0.0009%

* All interests are directly beneficially owned by the directors.

(b) Long positions in underlying shares of the Company

The interests of the directors and chief executive in the share options of the Company are separately disclosed in the section "Share option schemes" below.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (Continued)

(c) Long positions in ordinary shares of associated corporations

Name of directors	Name of associated corporations	Number of ordinary shares held	Percentage of associated corporations' issued share capital
Mr. Zhang Hong Hai	Beijing Development (Hong Kong) Limited ("Beijing Development")@	4,000,000*	0.5821%
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	38,898*	0.0035%
Mr. E Meng	Beijing Development@	601,000*	0.0875%

@ All interests in these associated corporations are indirectly held by the Company

* All interests are directly beneficially owned by the director

(d) Long positions in underlying shares of an associated corporation

Name of director	Name of associated corporation	Number of options
Mr. Zhang Hong Hai	Beijing Development@	6,800,000 (i)
	China Information Technology Development Limited ("CIT Development")@	20,000,000 (iii)
Mr. E Meng	Beijing Development@	4,500,000 (i) 1,500,000 (ii)
	CIT Development@	8,100,000 (iv)

DISCLOSEABLE INFORMATION

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (Continued)

(d) Long positions in underlying shares of an associated corporation (Continued)

(i) *These share options were granted on 30 October 2007 at an exercise price of HK$4.03* per ordinary share of Beijing Development. The share options may be exercised in two equal portions. The first portion is exercisable at any time commencing on 1 May 2008, and the other portion is exercisable from 1 May 2009 and, if not otherwise exercised, will lapse on 17 June 2011. The vesting periods of each of the portion is from the date of grant to the respective commencement dates of the exercise periods. Subject to the approval of the remuneration committee of Beijing Development, directors of Beijing Development are entitled to exercise all the share options within three months from the date of termination of their employment with Beijing Development.*

(ii) *These share options were granted on 4 February 2008 at an exercise price of HK$3.17* per ordinary share of Beijing Development. The closing price of Beijing Development's ordinary shares on the Stock Exchange on the trading day immediately prior to the date of grant of the share options was HK$3.10. The share options may be exercisable at any time commencing on 1 May 2008 and, if not otherwise exercised, will lapse on 17 June 2011. The vesting period is from the date of grant to the commencement date of the exercise period.*

(iii) *These options were granted on 11 February 2008 at an exercise price of HK$0.53* per share. The options may be exercised at any time commencing on 11 August 2008 and, if not exercised, will lapse on 10 February 2013.*

(iv) *These options were granted on 13 September 2007 at an exercise price of HK$0.79* per share. The options may be exercised at any time commencing on 13 March 2008 and, if not otherwise exercise, will lapse on 12 September 2012. The exercise of the option is subject to an annual cap of 25% of the share options granted. Subject to the approval of the Share Option Committee and the Remuneration Committee, executive directors and independent non-executive directors are entitled to exercise all the share options within three months from the date of termination of their employment.*

@ All interests in these associated corporations are indirectly held by the Company

* The exercise price of the share options is subject to adjustment in the case of rights or bonus issues or other similar changes in the share capital of Beijing Development and CIT Development.

Save as disclosed above, as at 30 June 2008, none of the directors or chief executive had registered an interest or a short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DISCLOSEABLE INFORMATION

SHARE OPTION SCHEMES

The Company

The Company operates a share option scheme (the "Scheme") which became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The purpose of the Scheme is to attract and retain the best quality personnel of the Group for the development of the Group's operations; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to those of shareholders. The directors of the Company may, at their discretion, invite employees (including executive directors) and non-executive directors of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 30% of the total number of ordinary shares of the Company in issue at any time. The total number of ordinary shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to any one person must not exceed 1% of the total number of ordinary shares of the Company in issue.

An option granted under the Scheme is personal to the grantee and shall not be assignable or transferable.

The period during which an option granted under the Scheme may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the Company's ordinary shares on the Stock Exchange on the date of grant, which must be a trading day; (ii) the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option; and (iii) the nominal value of an ordinary share of the Company.

SHARE OPTION SCHEMES (Continued)

The Company (Continued)

The following set out the movements in the share options granted under the Scheme during the period ended 30 June 2008:

	Number of share options			
Name or category of participant	At 1 January 2008	Granted during the period	Exercised during the period	At 30 June 2008
Directors:				
Mr. Yi Xi Qun	250,000	–	–	250,000
Mr. Bai Jin Rong	90,000	–	–	90,000
Mr. Zhou Si	300,000	–	–	300,000
Mr. Guo Pu Jin	60,000	–	–	60,000
Mr. Lei Zhen Gang	150,000	–	–	150,000
Mr. Jiang Xin Hao	110,000	–	–	110,000
	960,000	–	–	960,000
Other employees:				
In aggregate	50,000	–	–	50,000
	1,010,000	–	–	1,010,000

Notes: These share options were granted on 19 July 2006 at an exercise price of HK$12.55 per ordinary share of the Company. The exercise price was determined based on the average closing price of the previous five trading days before the date of grant. The cash consideration paid by each director and employee for the share options granted was HK$1 per grant of share options. The share options are exercisable at any time six months after date of grant. All share options. If not otherwise exercised, will lapse on 19 July 2011.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and was approved by the Independent non-executive directors of the Company to whom share options have not been granted.

No share options were exercised, lapsed or cancelled during the six months ended 30 June 2008.

At 30 June 2008, the Company had 1,010,000 share options outstanding under the Scheme, which represented approximately 0.09% of the shares of the Company in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 1,010,000 additional ordinary shares of the Company and additional share capital of HK$101,000 and share premium of HK$12,574,500 (before any issue expenses).

DISCLOSEABLE INFORMATION

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR CONVERTIBLE BONDS

Apart from the foregoing and save as disclosed under the heading "Directors' and chief executive's interests and short positions in shares and underlying shares" and "Share option schemes", at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2008, the following interests and short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Number of ordinary shares held, capacity and nature of interest			Percentage of the Company's issued share capital
Name	Directly beneficially owned	Others	Total	
Modern Orient Limited	100,050,000	–	100,050,000	8.79%
Beijing Enterprises Investments Limited ("BEIL")	163,751,109	100,050,000[(a)]	263,801,109	23.18%
Beijing Enterprises Group (BVI) Company Limited ("BE Group BVI")	411,250,000	263,801,109[(b)]	675,051,109	59.32%
Beijing Enterprises Group Company Limited ("BE Group")	–	675,051,109[(c)]	675,051,109	59.32%
Deutsche Bank Aktiengesellschaft	61,232,981	71,680,671[(d)]	132,913,652	11.68%

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is a wholly-owned subsidiary of BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BE Group BVI. Accordingly, BE Group BVI is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes the interest in shares held by BE Group BVI as detailed in note (b). BE Group BVI is a wholly-owned subsidiary of BE Group. Accordingly, BE Group is deemed to be interested in the shares held by BE Group BVI, BEIL and Modern Orient Limited.

(d) The interest disclosed includes 1,424,000 shares held as an investment manager, 5,256,671 shares held as security interest in the shares and 65,000,000 shares held as a trustee.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (Continued)

Short positions:

Name	Number of ordinary shares held, capacity and nature of interest			Percentage of the Company's issued share capital
	Directly beneficially owned	Others	Total	
BEIL	4,801,109	–	4,801,109	0.42%
BE Group BVI	–	4,801,109[(a)]	4,801,109	0.42%
BE Group	–	4,801,109[(b)]	4,801,109	0.42%
Deutsche Bank Aktiengesellschaft	1,058,000	2,841,000[(c)]	3,899,000	0.34%

Notes:

(a) The interest disclosed includes the shares owned by BEIL. BE Group BVI, the holding company of BEIL, is deemed to be interested in the shares owned by BEIL.

(b) The interest disclosed includes the shares held by BE Group BVI as detailed in note (a). BE Group BVI is a wholly-owned subsidiary of BE Group. Accordingly, BE Group is deemed to be interested in the shares held by BE Group BVI and BEIL.

(c) Person having a security interest in the shares.

Save as disclosed above, as at 30 June 2008, no person, other than the directors of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transactions and continuing connected transactions undertaken by the Group during the period are set out in note 18 under the section of "Notes to Condensed Consolidated Financial Statements".

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions undertaken by the Group were entered into (i) in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (iii) in accordance with the relevant agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iv) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

DISCLOSEABLE INFORMATION

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

During the six months ended 30 June 2008, the Company repurchased a total of 936,000 ordinary shares of the Company on The Stock Exchange of Hong Kong Limited and these shares were subsequently cancelled by the Company. Details of the repurchases of such ordinary shares are as follows:

Month	Number of shares repurchased	Price per share Highest	Price per share Lowest	Total price paid
		HK$	HK$	HK$'000
June 2008	936,000	25.6227	25.0077	HK$23,562

The purchased shares were cancelled upon repurchase and the issued share capital of the Company was reduced by the par value thereof. The premium paid on the purchase of the shares of approximately HK$23,468,000 has been charged to the retained profits of the Company. An amount equivalent to the par value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The purchase of the Company's shares during the year was effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

Save as disclosed herein, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of any listed securities of the Company during the year.

CORPORATE GOVERNANCE

The Company is committed to ensuring high standard of corporate governance and transparency as the Directors believe it would increase efficiencies in the overall operations of the Group such that the Group could become more competitive in markets, enhancing shareholders' value in consequence. During the period under review, the Group has adopted various corporate governance practices to ensure an effective internal control system and the proper delegation of authority.

AUDIT COMMITTEE

At 30 June 2008, the Audit Committee comprised three independent non-executive directors, namely, Mr. Wu Jiesi, Mr. Lam Hoi Ham (Chairman of Audit Committee) and Mr. Robert A. Theleen (who was subsequently replaced by Mr. Fu Tingmei on 1 July 2008). The Audit Committee is primarily responsible for reviewing and providing supervision over the financial reporting process and internal controls of the Company. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30 June 2008 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

REMUNERATION COMMITTEE

The Company established its remuneration committee (the "Remuneration Committee") in 2005 with a majority of members being independent non-executive directors. As 30 June 2008, the Remuneration Committee comprised vice president of the Company, Mr. Liu Kai, and two independent non-executive directors, namely, Mr. Wu Jiesi (Chairman of the Remuneration Committee) and Mr. Lam Hoi Ham.

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure in relation to the remuneration of Directors and senior management and reviewing the specific remuneration packages of all executive directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to building and maintaining high standards of corporate governance practices. Save the deviation as disclosed below, the Company has complied with the code provisions (the "Code Provisions") contained in Appendix 14 "Code on Corporate Governance Practices" of the Listing Rules throughout the six months ended 30 June 2008.

The non-executive directors (all are independent non-executive directors) of the Company are not appointed with specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that the non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

COMPLIANCE WITH THE MODEL CODE FOR DIRECTORS' SHARE DEALING

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 to the Listing Rules throughout the review period.

公司管治

本公司致力確保高水平之公司管治及透明度，董事相信這將促進本集團整體營運之效率，並使本集團更具市場競爭力，藉以提高股東之投資價值。於回顧期內，本集團已採納一系列公司管治措施，藉以確保有效之內部監控制度及適當地授權。

審核委員會

於二零零八年六月三十日本公司審核委員會由三位獨立非執行董事武捷思先生、林海涵先生(審核委員會主席)及白德能先生(隨後由傅廷美先生於二零零八年七月一日所替代)組成，審核委員會主要負責審查及監察本公司之財政匯報程序及內部運作監控。本公司的審核委員會已審閱截至二零零八年六月三十日止六個月的未經審核中期業績，認為編製有關業績已採用適合的會計政策，並已作出足夠的披露。

薪酬委員會

本公司已於二零零五年成立其薪酬委員會(「薪酬委員會」)，其大多數成員為獨立非執行董事。於二零零八年六月三十日，薪酬委員會由本公司副總裁劉凱先生及兩名獨立非執行董事武捷思先生(薪酬委員會主席)及林海涵先生組成。

薪酬委員會之主要職責包括就本公司有關董事及高級管理人員薪酬之政策及架構向董事會提供建議，並參照董事會不時議決之企業目標及宗旨審閱所有執行董事及高級管理人員之特別酬金組合。

遵守企業管治常規守則

本公司致力於建立及維持高標準之企業管治。除以下披露的偏離情況外，本公司於截至二零零八年六月三十日止六個月期間一直遵守上市規則附錄十四《企業管治常規守則》所載的守則條文(「守則條文」)。

本公司之非執行董事(均為獨立非執行董事)並無特定任期，因此偏離守則條文第A.4.1條的規定。然而，鑒於彼等須按本公司的組織章程細則輪值告退，本公司認為已有足夠措施確保本公司的企業管治不會低於守則條文。

遵守董事進行股份交易的標準守則

董事在回應本公司作出的特定查詢時確認，彼等於回顧期間內一直遵守載於上市規則附錄十之董事進行股份交易的標準守則所列的指定標準。

須予披露之資料

具備足夠流通量

本公司根據公眾資料得知，及就董事所知，於本報告日期，本公司已發行總股本至少25%由公眾持有。

購買、贖回或出售本公司的上市證券

於截至二零零八年六月三十日止六個月，本公司於香港聯合交易所有限公司購回共936,000股本公司普通股，而該等股份其後被本公司註銷。購回該等普通股之詳情如下：

月份	購回股份數目	每股價格 最高 港元	 最低 港元	已付價格總額 千港元
二零零八年六月	936,000	25.6227	25.0077	23,562港元

所購入股份於購回時註銷，本公司之已發行股本亦會按其面值相應削減。購買股份之已付溢價約23,468,000港元已於本公司之保留溢利中扣除。相等於被註銷股份面值之金額已由本公司之保留溢利轉撥至本公司之資本贖回儲備。

年內購回本公司股份乃由董事根據上屆股東週年大會所獲股東授權進行，旨在提高本集團之每股資產淨值及每股盈利，從而令全體股東獲益。

除上文所披露者外，本公司或其任何附屬公司於年內並無購買、出售或贖回本公司任何上市證券。

主要股東及其他人士於股份及相關股份之權益及淡倉(續)

淡倉：

名稱	持有之普通股數目、地位及權益性質 直接受益擁有	其他	合計	佔本公司已發行股本百分比
北企投資	4,801,109	–	4,801,109	0.42%
北控集團BVI	–	4,801,109[(a)]	4,801,109	0.42%
北控集團	–	4,801,109[(b)]	4,801,109	0.42%
Deutsche Bank Aktiengesellschaft	1,058,000	2,841,000[(c)]	3,899,000	0.34%

附註：

(a) 所披露之權益包括由北企投資擁有之股份。北控集團BVI為北企投資之控股公司。因此，北控集團BVI視為擁有北企投資所擁有股份之權益。

(b) 所披露之權益包括由北控集團BVI持有於附註(a)詳述之股份權益。北控集團BVI為北控集團的全資附屬公司。因此，北控集團視為擁有北控集團BVI及北企投資所擁有股份之權益。

(c) 對股份持有保證權益的人士。

除上文所述者外，於二零零八年六月三十日，概無其他人士(本公司之董事除外，其權益已列於上文「董事及最高行政人員於股份及相關股份之權益及淡倉」一節)擁有須於根據證券及期貨條例第336條規定所存置之記錄冊中記錄之本公司股份或相關股份之權益或淡倉。

關連交易及持續關連交易

本集團於期內進行之關連交易及持續關連交易已載於「簡明綜合財務報表附註」一節附註18。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等持續關連交易乃(i)於本集團之日常業務中；(ii)按一般商業條款，或按不遜於本集團提供予獨立第三方或獨立第三方提供予本集團之條款；(iii)根據監管該等交易之相關協議，按對本公司股東整體利益而言乃屬公平合理之條款；及(iv)在聯交所就關連交易向本公司授出之豁免函件所載之規限範圍內訂立。

須予披露之資料

董事購入股份或可換股債券之權利

除上述者及於「董事及最高行政人員於股份及相關股份之權益及淡倉」及「購股權計劃」披露者外，於期內任何時間概無向任何董事或彼等各自之配偶或其未成年子女授出可藉收購本公司股份或債券獲取利益之權利，彼等於年內亦無行使任何此等權利，而本公司、其任何控股公司、附屬公司及同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

主要股東及其他人士於股份及相關股份之權益及淡倉

於二零零八年六月三十日，下列佔本公司已發行股本5%或以上之權益須記錄在本公司根據證券及期貨條例第336條所存置之權益冊內：

好倉：

	持有之普通股數目、地位及權益性質			佔本公司
	直接			已發行
名稱	受益擁有	其他	合計	股本百分比
Modern Orient Limited	100,050,000	–	100,050,000	8.79%
北京企業投資有限公司（「北企投資」）	163,751,109	100,050,000[(a)]	263,801,109	23.18%
北京控股集團(BVI)有限公司（「北控集團BVI」）	411,250,000	263,801,109[(b)]	675,051,109	59.32%
北京控股集團有限公司（「北控集團」）	–	675,051,109[(c)]	675,051,109	59.32%
Deutsche Bank Aktiengesellschaft	61,232,981	71,680,671[(d)]	132,913,652	11.68%

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited為北企投資的全資附屬公司，因此，北企投資視為擁有Modern Orient Limited 所擁有股份之權益。

(b) 所披露之權益包括由北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資為一間由北控集團BVI直接持有72.72%權益之公司，因此，北控集團BVI視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括由北控集團BVI持有於附註(b)詳述之股份權益。北控集團BVI為北控集團的全資附屬公司。因此，北控集團視為擁有北控集團BVI、北企投資及Modern Orient Limited所擁有股份之權益。

(d) 所披露之權益包括1,424,000股作為投資經理持有之股份、5,256,671股作為擔保權益而持有之股份及65,000,000股作為受託人持有之股份。

購股權計劃(續)

本公司(續)

截至二零零八年六月三十日止期間內，根據該計劃授出之購股權變動如下：

	持有購股權之數目			
參與者姓名或類別	於二零零八年一月一日	期內授出	期內行使	於二零零八年六月三十日
董事：				
衣錫群先生	250,000	–	–	250,000
白金榮先生	90,000	–	–	90,000
周思先生	300,000	–	–	300,000
郭普金先生	60,000	–	–	60,000
雷振剛先生	150,000	–	–	150,000
姜新浩先生	110,000	–	–	110,000
	960,000	–	–	960,000
其他僱員：				
合計	50,000	–	–	50,000
	1,010,000	–	–	1,010,000

附註： 此等購股權於二零零六年七月十九日授出，行使價為本公司每股普通股12.55港元。行使價乃根據授出日期前過去五個交易日之平均收市價釐定。各董事及僱員就已授出購股權所支付之現金代價為每份授出購股權1港元。購股權可於授出日期後六個月內任何時間行使。除已行使之購股權外，所有購股權將於二零一一年七月十九日失效。

向執行董事授出之各購股權已遵守上市規則第17.04條之規定，並由無獲授購股權之本公司獨立非執行董事批准。

截至二零零八年六月三十日止六個月，並無購股權已行使、失效或註銷。

於二零零八年六月三十日，根據計劃尚未行使的本公司購股權共有1,010,000份，相當於當日本公司已發行股份約0.09%。按本公司目前的股本架構，倘全數行使餘下購股權，則會增發1,010,000股本公司普通股，股本增加101,000港元，而股份溢價為12,574,500港元(未扣除任何發行開支)。

須予披露之資料

購股權計劃

本公司

本公司設立一購股權計劃(「該計劃」)，於二零零五年十月十七日生效，除非該計劃予以取消或修訂，否則將自該日維持有效十年。該計劃旨在吸引及挽留本集團之最優秀人才，協力發展本集團之業務；向本集團僱員、行政人員及董事提供額外獎勵；及透過令購股權持有人之利益與股東之利益符合一致，促進本公司長遠取得財務成功。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員(包括執行董事)及非執行董事按次批授購股權1港元之價格，接納可認購本公司普通股之購股權。

目前可以根據該計劃授出之未行使購股權，在行使時可認購之股份不得多於本公司任何時間已發行股份總數之30%。根據於任何十二個月期間內授予任何一名人士之購股權(不論已行使或未行使)而獲發行及將予發行之本公司普通股總數不得超出本公司已發行普通股總數之1%。

根據該計劃授出之購股權屬承授人個人所有且不得讓與或轉讓。

根據該計劃授出之購股權之行使期間由董事會酌情決定，然而，購股權不得在授出之日起十年後行使。購股權不得在該計劃獲准之日十年以後授出。

購股權之行使價由董事會釐定，但不得低於下列三者中之較高者：(i)本公司普通股於授出當日(須為交易日)於聯交所之收市價；(ii)緊接該購股權授出之日前五個交易日，本公司普通股於聯交所之平均收市價；及(iii)本公司一股普通股之面值。

董事及最高行政人員於股份及相關股份之權益及淡倉(續)

(d) 於相聯法團的相關股份權益之好倉(續)

(i) *該等購股權於二零零七年十月三十日授出，行使價為每股北京發展普通股4.03港元*。該等購股權可分為兩等份行使。第一部分可於二零零八年五月一日開始隨時行使，而其他部分可於二零零九年五月一日開始行使，否則將於二零一一年六月十七日失效。各部分的歸屬期為自授出日期起至各自行使期開始當日為止。北京發展董事有權自彼終止受僱於北京發展當日起計三個月內行使所有購股權，惟須待北京發展薪酬委員會批准後方可作實。*

(ii) *該等購股權於二零零八年二月四日授出，行使價為每股北京發展普通股3.17港元*。北京發展普通股於緊接授出購股權當日前一個交易日在聯交所所報之收市價為3.10港元。該等購股權可自二零零八年五月一日起隨時行使，如未獲行使，則會於二零一一年六月十七日失效。其歸屬期為自授出日期起計至行使期開始當日為止。*

(iii) *該等購股權於二零零八年二月十一日授出，行使價為每股0.53港元*。購股權可自二零零八年八月十一日起隨時行使，倘未獲行使，則於二零一三年二月十日失效。*

(iv) *該等購股權於二零零七年九月十三日授出，行使價為每股0.79港元*。購股權可自二零零八年三月十三日起隨時行使，倘未獲行使，則於二零一二年九月十二日失效。行使購股權須受所授出購股權之年度限額25%所限。倘購股權委員會及薪酬委員會批准，執行董事及獨立非執行董事有權於終止受僱日期起計三個月內行使全部購股權。*

@ 該等相聯法團所有權益由本公司間接持有

* 購股權的行使價或會因北京發展及中國信息科技供股或發行紅股或其他同類股本變動而調整。

除上述披露者外，於二零零八年六月三十日，概無董事或最高行政人員登記有本公司或其任何相聯法團之股份、相關股份或債券之權益或淡倉，而須根據證券及期貨條例第352條記錄於置存之登記冊，或根據標准守則須知會本公司及聯交所。

董事及最高行政人員於股份及相關股份之權益及淡倉(續)

(c) 於相聯法團普通股份之好倉

董事名稱	相聯法團名稱	持有普通股份數目	佔相聯法團之已發行股本百分比
張虹海先生	北京發展(香港)有限公司@ (「北京發展」)	4,000,000*	0.5821%
李福成先生	北京燕京啤酒股份有限公司@	38,898*	0.0035%
鄂萌先生	北京發展@	601,000*	0.0875%

@ 該等相聯法團所有權益均由本公司間接持有

* 所有權益均由董事直接受益擁有

(d) 於相聯法團的相關股份權益之好倉

董事名稱	相聯法團名稱	購股權數目
張虹海先生	北京發展@	6,800,000(i)
	中國信息科技發展有限公司 (「中國信息科技」)@	20,000,000(iii)
鄂萌先生	北京發展@	4,500,000(i) 1,500,000(ii)
	中國信息科技@	8,100,000(iv)

須予披露之資料

董事於合約之權益

期內，董事概無於本公司、其任何控股公司、附屬公司及同系附屬公司訂立對本集團業務屬重大之任何合約而從中直接或間接擁有重大權益。

董事及最高行政人員於股份及相關股份之權益及淡倉

於二零零八年六月三十日，董事及最高行政人員根據證券及期貨條例(「證券及期貨條例」)第352條記錄於本公司須置存之登記冊，或根據上市規則上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所擁有下列於本公司或其相聯法團(定義見證券及期貨條例第XV部份)之股份及相關股份之權益及淡倉：

(a) 於本公司普通股份之好倉

董事名稱	持有普通股數目	佔本公司已發行股本百分比
衣錫群先生	100,000*	0.0088%
李福成先生	12,000*	0.0011%
白金榮先生	46,000*	0.0040%
劉凱先生	6,000*	0.0005%
鄂萌先生	50,000*	0.0044%
姜新浩先生	60,000*	0.0053%
譚振輝先生	10,000*	0.0009%

* 所有權益均由董事直接受益擁有。

(b) 於本公司的相關股份權益之好倉

董事及最高行政人員於本公司購股權之權益已於下文「購股權計劃」一節披露。

須予披露之資料

董事

本公司於本期間之董事如下：

執行董事：
衣錫群先生*(主席)*
張虹海先生*(副主席兼行政總裁)*
李福成先生*(副主席)*
白金榮先生*(副主席)*
周思先生*(副主席)*
劉凱先生*(副總裁)*
郭普金先生
鄂萌先生*(副總裁)*
雷振剛先生
姜新浩先生*(副總裁)*
譚振輝先生

獨立非執行董事：

劉漢銓先生	(於二零零八年三月三日辭任)
李東海博士	(於二零零八年三月三日辭任)
王憲章先生	(於二零零八年三月三日辭任)
武捷思先生	
白德能先生	
林海涵先生	(於二零零八年三月三日獲委任)

附註： 傅廷美先生於二零零八年七月一日獲委任為本公司獨立非執行董事。

董事之服務合約

張虹海先生、劉凱先生及鄂萌先生各與本公司訂有服務合約，分別自二零零六年十二月三日、二零零七年一月十六日及二零零八年六月十七日起計為期三年，於二零零八年六月三十日時分別尚餘約17個月、18個月及36個月屆滿。

於二零零八年六月三十日，所有董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。

19. **結算日後事項(續)**

收購Gainstar Limited(續)

上述交易已於二零零八年七月十五日舉行之股東特別大會上獲北控水務集團股東批准。隨後，首次買賣完成已於二零零八年七月二十四日落實，而Gainstar已成為北控水務集團之全資附屬公司。於本財務報表日期，第二次買賣完成仍未落實。本集團正評估將於收購日期確認之Gainstar集團各類資產、負債及或然負債之款項、該等款項緊接收購前之賬面值，以及收購會否產生商譽或收購成本會否超過業務合併成本。然而，本集團尚不會於財務報表中披露任何上述資料。

20. **比較金額**

誠如中期報告附註2所述，由於本期採納香港(國際財務報告詮釋委員會)－詮釋第12號，財務報表若干項目及結餘之會計處理以及呈報方式已經加以修訂，以便符合新規定。因此，已就往年作出若干調整，且若干比較數字已重列。此外，若干比較數字已重新分類，以便符合本期間之呈報方式。

18. 關連人士披露(續)

本集團主要管理人員之補償

	截至六月三十日止六個月	
	二零零八年	二零零七年
	未經審核	未經審核
	千港元	千港元
短期僱員福利	7,602	5,907
退休福利供款	6	6
支付主要管理人員之總補償	7,608	5,913

19. 結算日後事項

收購Gainstar Limited

於二零零八年六月三日,北控水務集團、Good Strategy Group Limited(「買方」,北控水務集團之間接全資附屬公司)、Besto Holdings Limited(「Besto」)、Tenson Investment Limited(「Tenson」)及Newton Finance Holdings Limited(「Newton」)(統稱「賣方」)與保證人(包括Besto、Tenson、Newton、Terisa Yutinnie Liang、胡曉勇、周敏、侯鋒及魏曉東)訂立收購協議(「收購協議」)。根據收購協議:(a)賣方同意出售而買方亦同意購買Gainstar Limited(「Gainstar」)之全部已發行股本(「Gainstar銷售股份」),代價為975,557,782港元(「Gainstar代價」);及(b)Tenson同意竭力促使向買方銷售而買方亦同意促使Gainstar購買志京投資有限公司(「志京」)之全部已發行股本(「志京銷售股份」),代價為395,107,218港元(「志京代價」)。

Gainstar代價將以下列方式於買賣Gainstar銷售股份完成(「首次買賣完成」)時支付:(i)北控水務集團按每股0.69港元之價格配發及發行559,787,908股入賬列為繳足新股份予賣方或彼等各自之代名人;及(ii)北控水務集團發行本金額589,304,125港元之可換股債券(「Gainstar可換股債券」)予賣方或彼等各自之代名人。志京代價將以下列方式於買賣志京銷售股份完成(「第二次買賣完成」)時支付:(i)北控水務集團按每股0.69港元之價格配發及發行226,683,106股入賬列為繳足新股份予Tenson或其代名人;及(ii)北控水務集團發行本金額238,695,875港元之可換股債券(「志京可換股債券」)予Tenson或其代名人。Gainstar可換股債券及志京可換股債券均可按換股價每股0.69港元兌換為北控水務集團股份,而該等可換股債券將自北控水務集團發行該等可換股債券日期起計滿五週年當日到期。

於二零零八年六月三十日,Gainstar持有華中發展有限公司(「華中」)全部已發行股本,而華中則持有中科成環保集團有限公司(「中科成」,一間於中國成立之中外合資公司)62.94%股本權益。於二零零八年六月三十日,志京持有中科成約25.49%股本權益。Gainstar及志京均為投資控股公司。於二零零八年六月三十日,Gainstar持有志京全部已發行股本,而志京則直接持有中科成約25.49%股本權益。Gainstar因此間接持有中科成約88.43%股本權益。中科成透過其附屬公司主要在中國從事污水處理業務。因此,Gainstar、志京以及中科成及其附屬公司(統稱「Gainstar集團」)將成為北控水務集團之附屬公司,而其業績將於本集團之財務報表內綜合入賬。

18. 關連人士披露(續)

附註：

(a) 管道燃氣之售價及天然氣傳送費開支由中國政府指定。

(b) 服務費乃參照當時之市場價格釐定，並設定為不高於中國政府所訂指導價格之價格。

(c) 原材料售價及維修維護開支乃按成本加成基準釐定。

(d) 原料及建築材料購買價乃參考當時之市場價格釐定。

(e) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定，並每年參照上一年度北京之價格指數作出調整。

(f) 本集團生產啤酒之若干原材料進口乃由燕京啤酒集團代表燕京啤酒及其附屬公司向海外供應商採購，此乃由於本集團於啤酒生產方面並無可自行從海外供應商進口商品之執照。原材料之購買價按燕京啤酒集團採購成本的相同價格收取。

(g) 啤酒之售價乃參照當時市場價格釐定。

(h) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加互相協定之利潤率之價格收取。

(i) 所付綜合支援服務費用包括下列各項：

- 保安及飯堂服務費，此乃根據上一年度之勞工、折舊及保養年費釐定，並每年參照北京之價格指數作出調整；及

- 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用，乃參照有關協議訂立時之市場租值釐定。

(j) 租地費用乃按相互協定的數額每年人民幣1,849,000元收取。

(k) 商標特許權費用乃就使用「燕京」商標而支付，並按燕京啤酒之啤酒及礦泉水全年銷售額之1%及按燕京啤酒之附屬公司啤酒銷售量以每噸人民幣0.008元釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%，供燕京啤酒用以發展及推廣「燕京」商標。

(l) 高速公路之建築、保養及拆卸成本乃參照當時市場價格釐定。

18. 關連人士披露

除此財務報表其他地方詳述之交易外，本集團於期內與關連人士進行下列重大交易：

關連人士名稱	交易性質	附註	截至六月三十日止六個月 二零零八年 未經審核 千港元	二零零七年 未經審核 千港元
同系附屬公司：				
北京北燃實業有限公司及其附屬公司	銷售管道燃氣	*(a)*	86,001	–
	服務合約收入	*(b)*	4,815	–
	銷售原材料	*(c)*	18,581	–
	購買原材料	*(d)*	99,466	–
	維修及維護開支	*(c)*	4,350	–
北京京泰國際貿易有限公司	購買建築材料	*(d)*	48,556	–
共同控制公司：				
華油公司	天然氣傳送費開支	*(a)*	1,226,765	–
附屬公司之合資夥伴及其聯營公司：				
北京燕京啤酒集團公司（「燕京啤酒集團」）及其聯營公司	購買瓶身標籤	*(e)*	51,419	39,133
	購買瓶蓋	(e)	38,432	34,370
	進口原材料	*(f)*	59,849	56,637
	銷售啤酒	*(g)*	5,750	4,182
	已付罐裝服務費用	*(h)*	14,420	11,780
	已付綜合支援服務費用	*(i)*	8,589	7,883
	租地費用	*(j)*	1,022	938
	已付商標特許權費用	*(k)*	19,523	15,090
	減：退回之廣告補助	*(k)*	(2,934)	(2,433)
其他關連人士：				
中國交通建設有限公司及其聯營公司	高速公路建築成本、保養成本及拆卸成本	*(l)*	–	5,682

董事們認為，上述交易乃本集團於日常業務中進行。

17. 資本承擔

本集團於結算日有以下之資本承擔：

	二零零八年 六月三十日 未經審核 千港元	二零零七年 十二月三十一日 未經審核 千港元
已訂約但未撥備：		
樓宇	91,424	231,527
燃氣管道	263,477	233,357
廠房及機器	36,523	322,177
收購一間附屬公司(*附註19*)	1,370,665	–
向共同控制公司及一間聯營公司注資	2,134,344	–
	3,896,433	787,061
已授權但未訂約：		
向一間共同控制公司注資	1,012,629	591,346

此外，本集團應佔一間共同控制公司之資本承擔(未計入上述項目)如下：

	二零零八年 六月三十日 未經審核 千港元	二零零七年 十二月三十一日 未經審核 千港元
已訂約但未撥備	198,673	252,908

15. 出售附屬公司(續)

根據本公司與北控集團BVI於二零零八年四月七日訂立的買賣協議，本公司同意向最終控股公司北京控股集團(BVI)有限公司出售所持Everbest Islands Limited(持有北京龍慶峽旅遊發展有限公司75%股權的公司)的全部股權、北京順興葡萄酒有限公司及北京豐收葡萄酒有限公司各51%股權，由二零零八年一月一日起生效，總代價為243,729,000港元。完成該等交易後，該等公司不再為本公司的附屬公司，且本公司不再參與任何旅遊服務業務及釀酒生產。

根據本公司與同系附屬公司京泰實業(集團)有限公司(「京泰實業」)於二零零八年五月九日訂立買賣協議，本公司同意以代價11,000,000港元向京泰實業出售其於雄建實業有限公司(「雄建」)之全部股權，由一月一日起生效。雄建之唯一資產為持有以賺取租金收入之投資物業。

根據日期為二零零八年五月二十七日之買賣協議，北控水務集團出售其於Shanghai Classic Limited之全部權益予一名獨立第三方，現金代價為11,412,000港元。Shanghai Classic Limited乃一間投資控股公司，並持有上海建開國際貿易有限公司(一間位於上海的貿易公司，並無營運)之全部權益。

16. 或然負債

	二零零八年 六月三十日 未經審核 千港元	二零零七年 十二月三十一日 未經審核 千港元
就銀行授予一間於二零零六年已經不綜合入賬的 公司銀行融資額度作出之擔保	**226,244**	213,675
就由一間共同控制公司負責的 基建項目之特定表現作出之擔保	**93,575**	93,594
	319,819	307,269

15. 出售附屬公司

本集團於期內進行以下出售：

	未經審核 千港元
出售資產淨值：	
物業、廠房及設備	88,059
投資物業	11,000
預付土地租金	12,137
其他無形資產	49,679
共同控制公司之權益	4,679
存貨	76,202
應收貿易賬項及應收票據	23,125
預付款項、按金及其他應收款項	58,527
已抵押按金	779
現金及銀行結餘	91,037
應付貿易賬項及應付票據	(21,377)
其他應付款項及應計費用	(91,296)
應繳税項	(5,109)
其他長期負債	(11,752)
遞延税項負債	(424)
少數股東權益	(84,429)
	200,837
出售附屬公司之收益	65,304
	266,141
支付方式：	
現金	266,141

出售附屬公司所涉及之現金及現金等價物流出額之分析如下：

	未經審核 千港元
已出售現金及銀行結餘	(91,037)
現金代價	266,141
與一間直接控股公司之往來賬戶對銷*	(254,729)
出售附屬公司之現金及現金等價物現金流出淨額	(79,625)

* 該款項由本集團與本公司之直接控股公司北京控股集團(BVI)有限公司的往來賬戶抵銷而支付。

14. 業務合併

於二零零八年一月二十一日，本公司及其附屬公司北控環境建設有限公司(「北控環境」)與北控水務集團透過訂立認購協議收購北控水務集團及其附屬公司74.8%權益，據此，北控環境同意按每股新股份0.40港元認購247,000,000股新股份。

期內所收購北控水務集團及其附屬公司的可識別資產及負債於收購完成日期的公平值與賬面值並無重大差異，並載列如下：

	未經審核 千港元
所收購資產淨值：	
物業、廠房及設備	72
預付款項、按金及其他應收款項	12,217
公平值變動於損益反映之財務資產	27,471
應收貿易賬項及應收票據	5,657
現金及現金等價物	175,858
其他應付款項及應計負債	(335)
可換股債券	(85,955)
少數股東權益	(34,016)
	100,969
超出於利潤表確認之業務合併成本之數額	(1,244)
	99,725
付款方式：	
認賬款發行股份	98,800
與收購相關成本	925
	99,725

截至二零零八年六月三十日止期間，北控水務集團自收購完成以來對本集團的溢利貢獻並不重要。倘上述收購於期初進行，則本集團於截至二零零八年六月三十日止期間之收入及溢利所受到的影響並不重要。

11. 股本

	二零零八年 六月三十日 未經審核 千港元	二零零七年 十二月三十一日 未經審核 千港元
法定股本：		
2,000,000,000股每股面值0.1港元之普通股	200,000	200,000
已發行及繳足股本：		
1,138,004,000(二零零七年：1,138,940,000)股每股面值0.1港元之普通股	113,800	113,894

期內，本公司於聯交所購回其若干股份，並於其後註銷該等股份。

12. 可換股債券

根據日期為二零零七年四月十二日之可換股債券認購協議，本集團於期內收購之非全資附屬公司北控水務集團有限公司(「北控水務集團」)於二零零七年七月二十七日及二零零八年三月三十一日向北控水務集團一名股東發行若干可換股債券，本金額共為200,000,000港元，可換股債券不含任何利息，將於各自之發行日期起計滿三週年之日到期。而北控水務集團股份之換股價乃設定為每股0.40港元，而尚未行使之可換股債券本金額(倘未獲換股)將於各自之到期日按尚未行使金額之全數退還。

13. 應付貿易賬項及應付票據

本集團之應付貿易賬項及應付票據於結算日按發票日期之賬齡分析如下：

	二零零八年 六月 三十日 未經審核 千港元	二零零七年 十二月 三十一日 未經審核 千港元
一年內	1,005,428	1,334,249
一至兩年	403,154	392,436
兩至三年	5,102	3,947
三年以上	8,833	6,931
	1,422,517	1,737,563

9. 本公司股東應佔每股盈利

本期間每股基本盈利乃根據本公司股東應佔期內未經審核溢利以及期內已發行普通股之加權平均數1,138,919,385股(二零零七年：627,971,602股)計算。

截至二零零八年及二零零七年六月三十日止期間並無有關每股盈利之攤薄事件。

	截至六月三十日止六個月	
	二零零八年	二零零七年
	未經審核	未經審核
普通股數目：		
用作計算每股基本盈利之本期已發行普通股之加權平均數	1,138,919,385	627,971,602
購股權之攤薄影響－加權平均數普通股數目	614,114	1,995,287
用作計算每股攤薄盈利的已發行普通股加權平均數	1,139,533,499	629,966,889

10. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及所經營的業務而定。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。應收貿易賬項及應收票據與其公平價值相若。

本集團應收貿易賬款及應收票據(已扣除減值後)於結算日按發票日期之賬齡分析如下：

	二零零八年六月三十日未經審核千港元	二零零七年十二月三十一日未經審核千港元(經重列)
一年內	853,466	732,923
一至兩年	87,051	34,907
兩至三年	17,035	17,612
三年以上	18,469	31,881
	976,021	817,323

6. 財務費用

	截至六月三十日止六個月	
	二零零八年	二零零七年
	未經審核	未經審核
	千港元	千港元
		(經重列)
須於五年內悉數償還之銀行貸款及其他貸款之利息	170,971	50,778
可換股債券之估算利息(*附註12*)	3,483	–
其他貸款之利息	8,870	13,443
	183,324	64,221

7. 稅項

	截至六月三十日止六個月	
	二零零八年	二零零七年
	未經審核	未經審核
	千港元	千港元
		(經重列)
本期間－中華人民共和國(「中國」)		
香港	160	–
中國大陸	265,126	105,252
遞延稅項	16,625	976
期內稅項開支總額	281,911	106,228

香港利得稅就期內在香港獲得之估計應課稅溢利按16.5%之稅率預提。截至二零零七年六月三十日止六個月,由於本集團並無於香港產生任何應課稅溢利,故並無就期內之香港利得稅計提撥備。中國大陸業務之所得稅乃按照當地的現有法例、詮釋及慣例,根據期內獲得之估計應課稅溢利按適用之稅率預提。根據中國大陸有關稅規及規例,本公司若干附屬公司可享有所得稅豁免及減免。

8. 股息

於二零零八年九月十七日,董事會宣派中期現金股息每股20港仙(二零零七年:中期及特別股息各派每股10港仙),合共227,600,000港元(二零零七年:207,678,000港元)。

4. 其他收入及收益淨額

	截至六月三十日止六個月	
	二零零八年	二零零七年
	未經審核	未經審核
	千港元	千港元
		(經重列)
其他收入		
銀行利息收入	60,803	21,765
估算利息收入	127,405	113,325
投資收入	4,476	–
企業所得税及增值税退回	–	7,915
其他	214,040	229,978
	406,724	372,983
收益淨額		
出售附屬公司權益的收益	65,304	–
視為出售一間聯營公司權益的收益	2,581	61,368
出售可供出售投資之收益	8,690	–
其他	16,996	47,649
	93,571	109,017
	500,295	482,000

5. 經營業務溢利

本集團之經營業務溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	未經審核	未經審核
	千港元	千港元
		(經重列)
折舊	615,591	272,394
無形資產攤銷	42,674	39,540
物業、廠房及設備減值撥回	–	(28,657)
其他應收款項減值撥回	–	(44,510)

3. 分類資料(續)

截至二零零七年六月三十日止六個月

	管道燃氣業務 未經審核 千港元	啤酒業務 未經審核 千港元	高速及收費公路業務 未經審核 千港元 (經重列)	企業及其他業務 未經審核 千港元 (經重列)	綜合 未經審核 千港元 (經重列)
分類收入：					
銷售予外界客戶	–	3,308,576	288,810	75,851	3,673,237
其他收入及收益淨額	–	42,723	4,398	58,464	105,585
合計	–	3,351,299	293,208	134,315	3,778,822
分類業績	–	371,983	218,842	(224)	590,601
未分配收入及收益淨額					376,415
經營業務溢利					967,016
財務費用					(64,221)
佔下列公司盈虧：					
聯營公司	–	(350)	–	66,841	66,491
稅前溢利					969,286
稅項					(106,228)
期內溢利					863,058

3. **分類資料**

本集團之經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。下表載列本集團按業務分類之營業收入及業績。

截至二零零八年六月三十日止六個月

	管道燃氣業務 未經審核 千港元	啤酒業務 未經審核 千港元	高速及收費公路業務 未經審核 千港元	企業及其他業務 未經審核 千港元	綜合 未經審核 千港元
分類收入：					
銷售予外界客戶	5,077,756	4,123,912	267,793	2,724	9,472,185
其他收入及收益淨額	37,053	132,180	7,114	19,993	196,340
合計	5,114,809	4,256,092	274,907	22,717	9,668,525
分類業績	583,828	514,958	161,760	(15,440)	1,245,106
未分配收入及收益淨額					303,955
經營業務溢利					1,549,061
財務費用					(183,324)
佔下列公司盈虧：					
共同控制公司	441,741	–	–	–	441,741
聯營公司	–	(794)	661	(5,999)	(6,132)
稅前溢利					1,801,346
稅項					(281,911)
期內溢利					1,519,435

2. 會計政策變更所產生的影響(續)

	採納香港(國際財務報告詮釋委員會)－詮釋第12號*服務特許權安排之影響* 增加／(減少) (未經審核) 千港元
(a) 對簡明綜合資產負債表之影響(續)	
於二零零八年六月三十日	
資產	
物業、廠房及設備	(1,331,056)
其他無形資產	26,060
預付款項、按金及其他應收款項	1,739,984
遞延税項資產	94,013
應收貿易賬項及應收票據	(162,027)
	366,974
權益及負債	
儲備	174,796
少數股東權益	(14,995)
遞延税項負債	138,173
其他應付款項及應計負債	69,000
	366,974
(b) 對簡明綜合利潤表之影響	
截至二零零七年六月三十日止六個月	
營業收入	(266,754)
銷售成本	166,008
其他收入及收益淨額	110,824
財務費用	(4,228)
税項	13,967
少數股東權益	(72)
	19,745
截至二零零八年六月三十日止六個月	
營業收入	(228,343)
銷售成本	111,438
其他收入及收益淨額	121,260
財務費用	(217)
税項	89
少數股東權益	462
	4,689

簡明綜合財務報表附註

1. **編製基準**

此截至二零零八年六月三十日止六個月之未經審核簡明中期綜合財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定編製，並遵照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」之規定。編製此中期財務報表所使用之會計政策及編製基準與編製截至二零零七年十二月三十一日止年度之年度財務報表所使用的一致，但不包括因使用香港會計師公會頒佈並已於本公司截至二零零八年十二月三十一日止財政年度生效之新增及經修訂之《香港財務報告準則》所產生之會計政策轉變。會計政策轉變之詳情已載列於下文附註2。

2. **會計政策變更所產生的影響**

以下進一步列示就會計政策變更對二零零八年一月一日開始之會計年度的影響，有關影響亦已反映於簡明中期綜合財務報表內。與簡明中期綜合財務報表相關之香港(國際財務報告詮釋委員會)－詮釋第12號*服務特許權安排*及所有會計政策之相關變動均按照準則條文而作出。

香港(國際財務報告詮釋委員會)－詮釋第12號規定，公共及私人服務特許權安排之經營商須確認為交換作為財務資產及／或無形資產之建造服務(基於合約安排之條款)而已收或應收之代價。香港(國際財務報告詮釋委員會)－詮釋第12號亦要求經營商應用現有香港財務報告準則解釋產生於服務特許權安排之義務及權利，而根據服務特許權安排，政府或公共部門實體授出一份合約，以建造用於提供公共服務之基礎設施及／或提供公共服務。至目前為止，本集團之結論為採用香港(國際財務報告詮釋委員會)－詮釋第12號已導致本集團高速公路及相關建築物，以及本集團有關公共及私人服務特許權安排項下若干業務的三項經營特許權的會計政策出現變動。

上述變動已追溯應用於所示之最早期間，比較數字亦已重列，而對簡明中期綜合財務報表之影響概括如下：

	採納香港(國際財務報告詮釋委員會)－詮釋第12號*服務特許權安排*之影響 增加／(減少) (未經審核) 千港元
(a) 對簡明綜合資產負債表之影響	
於二零零八年一月一日	
資產	
物業、廠房及設備	(1,249,378)
其他無形資產	7,978
預付款項、按金及其他應收款項	1,816,544
遞延税項資產	84,354
應收貿易賬項及應收票據	(303,116)
	356,382
權益及負債	
儲備	160,619
少數股東權益	(13,721)
遞延税項負債	126,164
其他應付款項及應計負債	83,320
	356,382

簡明綜合現金流量表

截至二零零八年六月三十日止六個月

	截至六月三十日止六個月	
	二零零八年 未經審核 千港元	二零零七年 未經審核 千港元
經營業務之現金流入淨額	1,331,997	1,660,322
投資活動之現金流出淨額	(949,889)	(1,943,279)
融資活動之現金流入／(流出)淨額	(603,516)	1,709,243
現金及現金等價物增加／(減少)	(221,408)	1,426,286
期初之現金及現金等價物	8,042,569	2,706,682
期終之現金及現金等價物	7,821,161	4,132,968
現金及現金等價物結餘之分析		
現金及銀行結餘	5,841,897	3,833,664
現金等價物	87,368	58,025
定期存款	1,957,230	327,737
	7,886,495	4,219,426
減：已抵押存款	(61,940)	(84,745)
於收購時到期日超過三個月之定期存款	(3,394)	(1,713)
	7,821,161	4,132,968

簡明綜合權益變動表

截至二零零八年六月三十日止六個月

	本公司股東應佔												
	已發行股本 未經審核 千港元	股份溢價賬 未經審核 千港元	資本儲備 未經審核 千港元	購股權儲備 未經審核 千港元	物業重估儲備 未經審核 千港元	匯兌波動儲備 未經審核 千港元	中國儲備金 未經審核 千港元	資本贖回儲備 未經審核 千港元	保留溢利 未經審核 千港元	建議派發股息 未經審核 千港元	總額 未經審核 千港元	少數股東權益 未經審核 千港元	總權益 未經審核 千港元
於二零零八年一月一日（先前報告）	113,894	20,721,710	413,367	4,007	12,332	1,286,606	1,006,361	-	2,733,626	455,576	26,747,479	4,689,457	31,436,936
就會計政策變動作出調整 *(附註2)*	-	-	-	-	-	14,875	-	-	145,744	-	160,619	(13,721)	146,898
於二零零八年一月一日(經重列)	113,894	20,721,710*	413,367*	4,007*	12,332*	1,301,481*	1,006,361*	-	2,879,370*	455,576	26,908,098	4,675,736	31,583,834
在權益直接確認之期間收入													
－匯兌調整	-	-	-	-	-	1,088,061	-	-	-	-	1,088,061	269,587	1,357,648
期間溢利	-	-	-	-	-	-	-	-	1,273,378	-	1,273,378	246,057	1,519,435
期間收入及支出總額	-	-	-	-	-	1,088,061	-	-	1,273,378	-	2,361,439	515,644	2,877,083
收購少數股東權益	-	-	-	-	-	-	-	-	2,184	-	2,184	(6,796)	(4,612)
出售附屬公司	-	-	19,023	-	-	(18,310)	(11,762)	-	11,049	-	-	(84,429)	(84,429)
視作出售附屬公司權益	-	-	-	-	-	-	-	-	-	-	-	7,891	7,891
兌換一間附屬公司之可換股債券	-	-	(1,037)	-	-	-	-	-	-	-	(1,037)	-	(1,037)
一間附屬公司發行可換股債券	-	-	-	-	-	-	-	-	-	-	-	15,388	15,388
購回股份	(94)	-	-	-	-	-	-	94	(23,562)	-	(23,562)	-	(23,562)
分佔聯營公司儲備	-	-	19,368	-	-	-	540	-	-	-	19,908	-	19,908
收購附屬公司	-	-	5,047	-	-	-	-	-	-	-	5,047	119,288	124,335
宣派二零零七年末期股息	-	-	-	-	-	-	-	-	-	(455,576)	(455,576)	-	(455,576)
二零零八年中期股息	-	-	-	-	-	-	-	-	(227,600)	227,600	-	-	-
派付少數股東之股息	-	-	-	-	-	-	-	-	-	-	-	(177,816)	(177,816)
轉撥往儲備	-	-	-	-	-	-	178,403	-	(178,403)	-	-	-	-
於二零零八年六月三十日	113,800	20,721,710*	455,768*	4,007*	12,332*	2,371,232*	1,173,542*	94*	3,736,416*	227,600	28,816,501	5,064,906	33,881,407
於二零零七年一月一日（先前報告）	62,250	4,839,497	215,246	21,279	7,593	417,183	704,186	-	2,478,971	124,500	8,870,705	4,189,100	13,059,805
就會計政策變動作出調整 *(附註2)*	-	-	-	-	-	5,509	-	-	113,798	-	119,307	(12,658)	106,649
於二零零七年一月一日(經重列)	62,250	4,839,497	215,246	21,279	7,593	422,692	704,186	-	2,592,769	124,500	8,990,012	4,176,442	13,166,454
在權益直接確認之期間收入													
－匯兌調整	-	-	-	-	-	185,722	-	-	-	-	185,722	86,134	271,856
期間溢利	-	-	-	-	-	-	-	-	657,433	-	657,433	205,625	863,058
期間收入及支出總額	-	-	-	-	-	185,722	-	-	657,433	-	843,155	291,759	1,134,914
收購少數股東權益	-	-	-	-	-	-	-	-	-	-	-	(13,170)	(13,170)
視作出售一間聯營公司權益	-	-	4,705	-	(2,067)	-	(1,671)	-	-	-	967	-	967
收購附屬公司權益	-	-	-	-	-	-	-	-	-	-	-	9,432	9,432
發行股份	41,538	12,242,597	-	(15,763)	-	-	-	-	-	-	12,268,372	-	12,268,372
發行購股權	-	-	-	4,271	-	-	-	-	-	-	4,271	-	4,271
宣派二零零六年末期股息	-	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
二零零七年中期股息	-	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
二零零七年中期特別股息	-	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
派付少數股東之股息	-	-	-	-	-	-	-	-	-	-	-	(145,533)	(145,533)
轉撥往儲備	-	-	7,459	-	-	-	54,886	-	(62,345)	-	-	-	-
於二零零七年六月三十日（經重列）	103,788	17,082,094	227,410	9,787	5,526	608,414	757,401	-	2,980,179	207,678	21,982,277	4,318,930	26,301,207

* 此等儲備包括分別於二零零八年六月三十日及二零零七年十二月三十一日之綜合資產負債表中之綜合儲備28,475,101,000港元及26,338,628,000港元。

簡明綜合資產負債表

二零零八年六月三十日

	附註	二零零八年 六月三十日 未經審核 千港元	二零零七年 十二月三十一日 未經審核 千港元 (經重列)
權益及負債			
本公司股東應佔權益：			
已發行股本	11	113,800	113,894
儲備		28,475,101	26,338,628
建議派發股息		227,600	455,576
		28,816,501	26,908,098
少數股東權益		5,064,906	4,675,736
總權益		33,881,407	31,583,834
非流動負債：			
銀行及其他借貸		3,164,986	3,282,325
可換股債券	12	162,878	–
界定福利計劃		248,781	223,772
其他長期負債		138,820	136,690
遞延稅項負債		190,094	175,518
總非流動負債		3,905,559	3,818,305
流動負債：			
應付貿易賬項及應付票據	13	1,422,517	1,737,563
應付合約客戶款項		37,338	20,468
其他應付款項及應計負債		4,330,801	4,375,808
應繳稅項		599,776	858,110
銀行及其他借貸		3,121,844	2,641,275
總流動負債		9,512,276	9,633,224
總負債		13,417,835	13,451,529
總權益及負債		47,299,242	45,035,363

簡明綜合資產負債表

二零零八年六月三十日

	附註	二零零八年 六月三十日 未經審核 千港元	二零零七年 十二月三十一日 未經審核 千港元 (經重列)
資產			
非流動資產：			
物業、廠房及設備		17,339,623	15,811,579
投資物業		122,463	334,262
預付土地租金		1,050,344	837,507
商譽		6,888,105	6,898,734
其他無形資產		1,441,554	1,453,219
共同控制公司權益		3,552,776	3,302,725
聯營公司權益		879,737	881,268
可供出售之投資		308,194	290,424
預付款項、按金及其他應收款項		1,719,426	1,793,565
遞延税項資產		445,301	391,168
總非流動資產		33,747,523	31,994,451
流動資產：			
預付土地租金		22,894	18,832
存貨		2,841,524	2,342,259
應收合約客戶款項		439	178
應收貿易賬項及應收票據	10	976,021	817,323
預付款項、按金及其他應收款項		1,758,712	1,583,590
公平值變動於損益反映之財務資產		48,582	39,250
可收回税項		17,052	35,196
受限制現金及已抵押存款		61,940	131,800
現金及現金等價物		7,824,555	8,072,484
總流動資產		13,551,719	13,040,912
總資產		47,299,242	45,035,363

簡明綜合利潤表

截至二零零八年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零八年 未經審核 千港元	二零零七年 未經審核 千港元 (經重列)
應佔：			
本公司股東		1,273,378	657,433
少數股東權益		246,057	205,625
		1,519,435	863,058
股息			
中期	*8*	227,600	103,839
特別		–	103,839
		227,600	207,678
本公司股東應佔每股盈利	*9*		
基本		1.12港元	1.05港元
攤薄		1.12港元	1.04港元

簡明綜合利潤表

截至二零零八年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零八年 未經審核 千港元	 二零零七年 未經審核 千港元 （經重列）
營業收入	3	9,472,185	3,673,237
銷售成本		(7,183,059)	(2,434,625)
毛利		2,289,126	1,238,612
其他收入及收益淨額	4	500,295	482,000
銷售及分銷成本		(557,202)	(393,957)
管理費用		(586,884)	(325,869)
其他經營費用淨額		(96,274)	(33,770)
經營業務溢利	5	1,549,061	967,016
財務費用	6	(183,324)	(64,221)
佔下列公司盈虧：			
共同控制公司		441,741	–
聯營公司		(6,132)	66,491
稅前溢利		1,801,346	969,286
稅項	7	(281,911)	(106,228)
期間溢利		1,519,435	863,058

管理層討論與分析(續)

前景(續)

II. *消費品*

啤酒業務

燕京啤酒剛接獲中國證券監督管理委員會就其計劃於A股市場配售新股而發出的正式批文。燕京一直伺機進行融資，籌集資金用以進行地區擴展計劃及在內蒙古及新疆興建麥芽生產基地。儘管近期市況不明，惟燕京仍有充裕之內部資源及銀行信貸融資實施業務擴充計劃。

僱員

於二零零八年六月三十日，本集團共有34,400名僱員。僱員薪酬按工作表現、專業經驗及當時市場慣例而定。管理人員會定期檢討本集團之僱員薪酬政策及安排。除退休金外，亦會根據個別表現評估向若干僱員發放酌情花紅及授出購股權作為獎勵。

承董事會命
主席
衣錫群

香港，二零零八年九月十七日

管理層討論與分析(續)

前景

I. 基建及公共事業

天然氣業務

北京燃氣本年度之目標為提高售氣量。本集團預期北京市民持續轉用管道燃氣服務，加上積極籌劃人口增長措施，長遠而言會令北京市之天然氣用量穩步增長。北京燃氣將繼續投資管道基建，以應付日後日益殷切之天然氣需求。

在輸氣業務方面，華油於過去數年一直應付龐大需求增長，主要原因為區內有多項由煤改用天然氣之工程項目。華油將其盈利投資於擴大輸氣量及延展管道項目。於二零零九年至二零一零年該等項目完成後，預期輸氣量之每年最高額度會進一步提升至190億立方米，而經延長之管道將會覆蓋整個環渤海地區。

收費道路

北京市交通委員會(「市交通委」)仍在考慮本集團就機場南線及北線項目提出之投資方案。由於該兩條高速公路之建築成本高昂，故估值後如證實風險過高而無法為股東賺取合理回報，則本集團未必會實行方案。

水務

本集團已成功購入上市公司北控水務集團(股份代號：371)，以此作為投資中國大陸地區水務項目之主要平台。北控水務集團已完成收購中科成環保集團有限公司，令本集團之污水處理能力隨即提升超過每日100萬噸。展望未來，北控水務集團將會繼續尋求水務項目投資商機，以望在數年內將每日污水處理量增加至超過500萬噸。

管理層討論與分析(續)

財務回顧(續)

II. 本集團財務狀況(續)

流動資金及資本來源

二零零七年七月收購北京燃氣完成後，下游燃氣分銷業務開始為本集團帶來經營現金流入，並大幅增加其流動資金。

於回顧期內，本公司之已發行股本並無重大變動。截至二零零八年六月底，本公司之已發行股本為1,138,004,000股股份，而股東權益亦增至288億港元。總權益為338.8億港元，而於二零零七年底則為315.8億港元。憑藉其穩健資本基礎及資金充裕狀況，本集團並未因全球現時面臨信貸危機而受波及。

基於燃氣分銷、收費道路、啤酒及水務特許經營權業務主要以現金結算，故本集團之經常性現金流量強勁，已準備就緒爭取日後之投資機會。

III. 風險管理

本集團的主要財務工具包括股本投資、借貸、應收貿易賬項、應付貿易賬項、其他應收款項、其他應付款項及銀行結餘與現金。管理層採用及運用以下政策管理及監控財務風險：—

1. 根據本集團會計政策或倘若價值出現永久減值或有證據顯示可收回現金減少時方會計提減值撥備。

2. 檢討利率及匯率波動的市場走勢，評估對本集團業務及財務狀況的潛在財務影響。如有需要，利用有效對沖工具平衡市場的波動。

3. 本集團的現金及銀行存款應存放於具有優良信貸評級及信譽良好的財務機構。

管理層討論與分析(續)

財務回顧(續)

I. 財務業績分析(續)

應佔聯營公司業績

本集團於二零零八年上半年分佔聯營公司淨虧損613萬港元。

稅項

實際所得稅率大幅攀升至約21%，主要原因為合併北京燃氣以致須按內地企業標準稅率25%繳付所得稅。另外，因去年同期內視為出售北京發展(香港)有限公司之特殊收益淨額及計入總部之若干物業重估收益屬資本性質，故無須繳稅。

II. 本集團財務狀況

現金及銀行借貸

於二零零八年六月三十日，本集團持有之現金及銀行存款為78.9億港元。截至期結日，本集團營運資金淨額充足，達40.4億港元。本集團保持足夠銀行信貸融資以滿足營運資金要求，並持有充裕現金資源於可見未來撥付資本開支。

於二零零八年六月三十日，本集團之銀行及其他借貸為62.9億港元，主要包括五年期銀團貸款21億港元及中國附屬公司其他銀行貸款41.9億港元。約33.4%銀行貸款以港元計值，其餘則以人民幣計值。於二零零八年六月三十日，本集團有現金淨額16億港元。資本負債比率(即銀行及其他借貸總額除以本集團股東應佔權益)為21.8%(於二零零七年十二月三十一日：22%)。

管理層討論與分析(續)

財務回顧(續)

I.　財務業績分析(續)

其他收入

其他收入包括(其中包括)總利息收入1.88億港元；出售附屬公司權益收益6,530萬港元；收回退稅及政府資助9,800萬港元；廢料及原材料銷售所得款項4,200萬港元及匯兌收益等。

銷售及分銷成本

本集團於二零零八年上半年之銷售及分銷成本增加41.4%至5.57億港元，主要由於自二零零七年七月一日起將天然氣分銷業務綜合入賬。燃氣分銷業務之銷售及分銷成本比例低於啤酒業務，原因為消費品業務之廣告開支較高。

管理費用

本集團二零零八年上半年之管理費用為5.87億港元，較去年同期增加80.1%。管理費用增加之主要原因為自二零零七年七月一日起將天然氣分銷業務綜合入賬。

財務費用

本集團二零零八年上半年之財務費用為1.83億港元，較二零零七年同期之6,420萬港元增加185.5%，大幅增加之主要原因為支用21億港元銀團貸款以完成北京燃氣收購，以及整合北京燃氣之銀行貸款。

應佔共同控制公司盈虧

主要指自二零零七年七月一日起應佔北京華油天然氣有限責任公司之除稅後利潤之40%。華油分別由北京燃氣及中國石油天然氣股份有限公司擁有40%及60%權益。華油之主要業務為傳輸天然氣，透過其自有之兩條總長度約2,200公里之長輸管道向城市燃氣營運商供應天然氣。

管理層討論與分析(續)

業務回顧(續)

II. 消費品

啤酒業務

燕京及相關品牌之啤酒產品總銷量上升約6.2%至206萬千升。營業收入增加24.9%至41.2億港元，主要原因為產品價格上調及人民幣匯率持續升值所致。本集團應佔溢利增加39.6%至1.23億港元，主要原因為中高檔啤酒銷量上升較快，成本控制措施生效、人民幣匯率升值及獲得若干政府資助所致。

財務回顧

I. 財務業績分析

營業收入

本集團於二零零八年上半年的營業收入約為94.7億港元，較二零零七年之重列營業收入36.7億港元飆升157.9%，主要原因為將北京燃氣於二零零八年上半年之營業收入50.8億港元綜合入賬所致。燕京啤酒之營業收入亦穩步增長24.9%至41.2億港元。其他業務之營業收入貢獻佔總營業收入不多於2.9%。

銷售成本

銷售成本飆升195%至71.8億港元，主要原因為自二零零七年七月一日起將北京天然氣分銷業務之業績綜合入賬。燃氣分銷業務之銷售成本包括天然氣採購成本及管道網絡折舊成本。

毛利率

整體毛利率為24.2%，而二零零七年同期則為33.7%(經重列)。毛利率下降乃由於自二零零七年七月一日起將燃氣分銷業務綜合入賬。天然氣分銷業務之平均毛利率約為16.8%，低於毛利率較高之啤酒業務、收費道路及水務業務，原因在於直接成本結構不同。

管理層討論與分析(續)

業務回顧(續)

I. 基建及公共事業(續)

天然氣業務(續)



採暖
公共服務
製冷
發電
其他
家庭

收費道路

於二零零八年上半年，由於連接北京首都國際機場3號航站樓之南線高速路分散了車流量，故首都機場高速公路天竺收費閘之車流量下降13.1%至2,315萬輛次。南線高速路及其收費閘乃由北京市首都公路發展有限責任公司經營，該公司為擁有首都機場高速公路4%權益之小股東。

故此，於二零零八年上半年，首都機場高速公路之營業收入下降9.5%至2.25億港元。本集團應佔溢利亦較去年同期下降12.7%至約1.2億港元。

深圳石觀公路本年度上半年之車流量輕微下跌1.5%至466萬輛次。截至二零零八年六月三十日止六個月，本集團應佔溢利為643萬港元，較去年同期下降16.9%。

水務

於二零零八年上半年，本集團應佔北京第9號水廠特許權溢利約為9,400萬港元，較去年之重列比較數字高3.6%。

本集團新收購之北控水務集團有限公司(「北控水務集團」)(股份代號：371)自二零零八年三月完成收購以來，表現不過不失，本集團應佔溢利為230萬港元。本集團現時於中國大陸之淨水及污水處理能力超逾約每日150萬公噸。本集團預期日後繼續通過北控水務集團投資優質水務項目。

業務概覽

管理層討論與分析

呈列基準

收費道路及水務特許經營權之業績及財務狀況乃按香港(國際財務報告詮釋委員會)－詮釋12號服務特許權安排呈列。因此，二零零七年之比較數字已按相關會計準則之規定重列。詳情請參閱「簡明綜合財務報表附註－2.會計政策變更所產生的影響」。

業務回顧

I. *基建及公共事業*

天然氣業務

於二零零八年上半年，北京天然氣分銷業務錄得營業收入50.8億港元及本集團應佔純利4.05億港元。售氣量約為24.9億立方米，去年同期估計為20億立方米。北京燃氣集團有限責任公司(「北京燃氣」)之業績自二零零七年七月一日起綜合入賬，因此並無去年同期之已公佈比較數字。北京市之管道系統全長約7,800公里，可於冬季向約350萬名用戶每天供應最多4,000萬立方米天然氣。

北京燃氣的共同控制公司北京華油天然氣有限責任公司(「華油」)於二零零八年上半年之輸氣量約為58.5億立方米，去年同期估計為39.3億立方米。北京燃氣於華油擁有40%股本權益，於二零零八年上半年分佔除稅後純利4.42億港元。

	截至二零零八年六月三十日止六個月	
	銷售量	比例
	百萬立方米	
採暖	1,451	58.3%
家庭	350	14.1%
公共服務	306	12.3%
發電	251	10.1%
製冷	23	0.9%
其他	106	4.3%
合計	2,487	100.0%

概要

未經審核中期業績

北京控股有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零八年六月三十日止六個月之未經審核綜合中期業績以及於二零零八年六月三十日之未經審核簡明綜合資產負債表及二零零七年之重列比較數字。本集團二零零八年上半年之綜合營業收入為94.7億港元，較去年同期上升157.9%。本公司股東應佔溢利為12.7億港元，為本公司自一九九七年上市以來之歷史新高，較二零零七年飆升93.7%。

期內，本公司股東應佔各業務分類之除稅後純利如下：

	除稅後純利 千港元	比例 %
天然氣	847,182	66.5
收費道路	126,564	10.0
消費品	123,492	9.7
水務特許經營權	94,530	7.4
其他	81,610	6.4

中期股息

董事會議決宣派截至二零零八年六月三十日止六個月中期現金股息每股20港仙(二零零七年：中期及特別股息各派每股10港仙)。預期本公司大約於二零零八年十月二十八日向於二零零八年十月八日名列本公司股東名冊之股東派發股息。

暫停辦理股東登記

本公司將於二零零八年十月三日(星期五)至二零零八年十月八日(星期三)(包括首尾兩日)暫停辦理股東登記，期間不會進行股份轉讓。為符合資格獲派中期股息，所有已填妥過戶表格連同有關股票須於二零零八年十月二日(星期四)下午四時三十分前送達本公司股份過戶登記處卓佳登捷時有限公司進行登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

概要

財務要點(未經審核)

	截至六月三十日止六個月		
	二零零八年	二零零七年	變動
	千港元	千港元 (經重列)	%
營業收入	**9,472,185**	3,673,237	157.9
毛利	**2,289,126**	1,238,612	84.8
經營業務溢利	**1,549,061**	967,016	60.2
期間溢利	**1,519,435**	863,058	76.1
本公司股東應佔溢利	**1,273,378**	657,433	93.7
中期股息	**20港仙**	10港仙	100
特別股息	**–**	10港仙	–
每股盈利 – 基本	**112港仙**	105港仙	6.7

截至二零零八年六月三十日止六個月
營業收入



十億港元
10
8
6
4
2
0
3.67
9.47
二零零七年
二零零八年

截至二零零八年六月三十日止六個月
本公司股東應佔溢利



百萬港元
1600
1200
800
400
0
657
1,273
二零零七年
二零零八年

公司架構

於二零零八年九月十七日



北京控股集團有限公司
大部份為北京市政府所屬的其他機構
72.72%
27.28%
北京企業投資有限公司
公眾投資者
36.16%
23.19%
40.65%
北京控股有限公司#
股份代號: 392
100%
北京燃氣
40%
華油
96%
首都機場高速公路
55%
深圳石觀公路
100%
水源九廠自來水特許經營權
64.32%
北控水務集團#
股份代號: 371
80%
燕京啤酒
54.1%
燕京啤酒股份有限公司γ
股份代號: 000729
50.03%
燕京惠泉*
股份代號: 600573
76.33%
燕京桂林漓泉
86.05%
燕京包頭
各異
在中國其他城市的啤酒業務
42.36%
北京發展#
股份代號: 154
29.19%
中國信息科技π
股份代號: 8178
97.99%
北控高科
24.5%
中生北控生物科技π
股份代號: 8247

* *在上海證券交易所上市*

γ *在深圳證券交易所上市*

\# *在香港聯合交易所有限公司(「聯交所」)主板上市*

π *在聯交所創業板上市*

公司資料

專業顧問：

核數師

安永會計師事務所

法律顧問

香港法律：
孖士打律師行

中國法律：
海問律師事務所

美國法律：
蘇利文·克倫威爾美國法律事務所

主要往來銀行：

香港：
中國銀行(香港)有限公司
交通銀行，香港分行
中國建設銀行，香港分行
瑞穗實業銀行，香港分行
荷蘭合作銀行，香港分行

中國大陸：
中國農業銀行
中國銀行
中國建設銀行
廣東發展銀行
中國工商銀行

美國預託票據存託銀行：
The Bank of New York

公司資料

一般資料：

註冊辦事處

香港灣仔
港灣道18號
中環廣場43樓4301室
電話：(852) 2915 2898
傳真：(852) 2857 5084

網站

http://www.behl.com.hk

股份代號

392

公司秘書

譚振輝先生CPA CFA

股份過戶登記處

卓佳登捷時有限公司
香港
皇后大道東28號
金鐘匯中心26樓

董事：

執行董事

衣錫群先生*(主席)*
張虹海先生*(副主席兼行政總裁)*
李福成先生*(副主席)*
白金榮先生*(副主席)*
周思先生*(副主席)*
劉凱先生*(副總裁)*
郭普金先生
鄂萌先生*(副總裁)*
雷振剛先生
姜新浩先生*(副總裁)*
譚振輝先生

獨立非執行董事

武捷思先生
白德能先生
林海涵先生
傅廷美先生

目錄

BEIJING ENTERPRISES HOLDINGS LIMITED

股份代號 392



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
2008中期報告